Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

June 10, 2011

among

GERBER SCIENTIFIC, INC.,

VECTOR KNIFE HOLDINGS (CAYMAN), LTD.

and

KNIFE MERGER SUB, INC.

_____________________
 1The Table of Contents is not a part of this Agreement.

i

Annex I	–	Guarantors
Annex II	–	Equity Financing Sources

Exhibit A	–	Form of Contingent Cash Consideration Agreement
Exhibit B	–	Form of Amended and Restated Certificate of Incorporation of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of June 10, 2011 among Gerber Scientific, Inc., a Connecticut corporation (the “Company”), Vector Knife Holdings (Cayman), Ltd., a Cayman company (“Parent”), and Knife Merger Sub, Inc., a Connecticut corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary have adopted and deemed it advisable that the respective stockholders of the Company and Merger Subsidiary approve this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the parties listed on Annex I hereto (each, a “Guarantor” and, collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company (the “Limited Guaranty”) with respect to certain obligations of Parent and Merger Subsidiary under this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
Definitions

Section 1.01. Definitions.  (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or bona fide inquiry of any Third Party relating to, or any Third Party bona fide indication of interest in, (i) any acquisition or purchase, direct or indirect, of assets equal to 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues or earnings of the Company are attributable, (ii) any acquisition or purchase, direct or indirect, of 20% or more of any class of equity or voting securities of the Company, (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company, (iv) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues or earnings of the Company are attributable, (v) any combination of the foregoing types of transactions that would result in such Third Party beneficially owning assets equal to 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues or earnings of the Company are attributable or 20% or more of any class of equity or voting securities of the Company or (vi) any other transaction the consummation of which would reasonably be expected to interfere with, prevent or materially delay the Merger.

“Additional Financing Terms” means, with respect to any Contract, any provisions of such Contract that expand, supplement, amend or otherwise modify the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing as provided for in any Financing Commitment Letter.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“CEP” means the Connecticut Commissioner of Environmental Protection.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of January 31, 2011 and the notes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means January 31, 2011.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Owned IP” means any and all Intellectual Property that is owned by the Company or any of its Subsidiaries (including any and all Company Registered IP).

“Company Products” means each product (including any software product) sold, licensed or leased by the Company or any of its Subsidiaries as of the date hereof, other than any finished products purchased by the Company or any of its Subsidiaries for resale (except for any such finished products that incorporate Company Owned IP).

“Company Registered IP” means all of the Registered IP owned by or, in the case of pending applications, filed by or on behalf of the Company or any of its Subsidiaries.

“Company Stock” means the common stock, $0.01 par value per share, of the Company.

“Company Stock Plans” means the Company Non-Employee Director's Stock Grant Plan, as amended and restated, the Company 1992 Non-Employee Director Stock Option Plan, as amended and restated, the Company 2006 Omnibus Incentive Plan, as amended, the Company 1992 Employee Stock Plan, as amended and restated, and the Company 2003 Employee Stock Option Plan, as amended and restated.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the quarterly period ended January 31, 2011.

“Confidentiality Agreement” means the letter agreement between Vector Capital Corporation and the Company dated January 14, 2011.

“Connecticut Transfer Form” means CTA Form I, II, III or IV, as appropriate, and any attachments thereto or filings made therewith.

“Contingent Cash Consideration Agreement” means a contingent cash consideration agreement substantially in the form attached as Exhibit A hereto.

“Contingent Cash Consideration Payment” means the right to receive contingent cash consideration payments, pursuant and subject to the terms and conditions of the Contingent Cash Consideration Agreement.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, warranty, commitment or other instrument, obligation, arrangement or understanding of any kind.

“Connecticut Law” means the Connecticut Business Corporation Act.

“CTA” means Sections 22a-134 through 22a-134e of the Connecticut General Statutes (CGS).

“Desktop Software” means any off-the-shelf Third Party Software for desktop applications to which the right to use is granted pursuant to a nonexclusive license, including Microsoft Windows, Microsoft Office, Microsoft Access, Microsoft Visual Studio, Microsoft Visual SourceSafe, Microsoft MSDN, Microsoft SQL Server Express, Adobe Acrobat, Adobe Reader and AutoDesk AutoCAD.

“Environmental Laws” means any Applicable Laws or any legally-binding agreement with any Governmental Authority relating to the environment, pollution, natural resources or, as it relates to exposure to hazardous or toxic substances, human health and safety.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the operation of the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person, together with all other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date, represent at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date) from whom the Company or any of its Representatives has received prior to the No-Shop Period Start Date an Acquisition Proposal that the Board of Directors of the Company reasonably believes could lead to a Superior Proposal; provided, however, that such Person or group shall continue to be an “Excluded Party” following the No-Shop Period Start Date (i) only if (A) the Board of Directors of the Company has determined in good faith, after consultation with its financial advisor and outside legal counsel, that an Acquisition Proposal received by the Company or any of its Representatives from such Person or group prior to the No-Shop Period Start Date constitutes a Superior Proposal (whether or not the terms of such Acquisition Proposal have been documented in a definitive agreement) and (B) the Company has complied with the last sentence of Section 6.03(b) regarding such Acquisition Proposal and (ii) until 11:59 p.m. (New York City time) on the date that is 14 calendar days after the No-Shop Period Start Date; provided that if on or prior to such date the Board of Directors pursuant to Section 6.03(h) has given Parent notification of its intention to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 10.01(d)(i), such Person or group shall continue to be an Excluded Party unless (A) the Board of Directors of the Company determines that the most recent Acquisition Proposal (including any modified Acquisition Proposal made by such Person or group as contemplated by clause (B) of this proviso) received by the Company or any of its Representatives from such Person or group no longer constitutes a Superior Proposal (as a result of any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(h)) and (B) such Person or Group fails to make on or prior to the third Business Day after such determination by the Board of Directors of the Company a modified Acquisition Proposal which the Board of Directors of the Company promptly thereafter determines constitutes a Superior Proposal (compared to the most recent proposal to amend the terms of this Agreement made by Parent prior to the start of such three Business Day period) and gives Parent the new notification required pursuant to Section 6.03(h).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign, federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant or contaminant or any toxic, radioactive or otherwise hazardous substance, waste or material, or any other substance, waste or material that is regulated under any Environmental Law, including petroleum, its derivatives, byproducts and other hydrocarbons, polychlorinate biphenyls, lead and asbestos-containing material.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any or all of the following and all rights in: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable), invention disclosures, trade secrets, know how, computer software programs (in both source code and object code form), databases, business methods, technical data and customer lists, tangible or intangible proprietary information; (iii) all copyrights, copyrights registrations and applications therefor throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (vii) all Web addresses, sites and domain names and numbers.

“International Plan” means any material Employee Plan that is maintained by the Company or any of its Affiliates primarily for the benefit of current or former employees of the Company or any of its Subsidiaries based outside of the United States.

“IT Assets” means computers, computer software, firmware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all material associated documentation (other than any manual or other documentation that has not been customized for the owner, lessor or licensor, as applicable), owned, licensed or leased by the Company or any of its Subsidiaries (excluding any public networks).

“Key Employee” means any employee of the Company and its Subsidiaries with annual cash compensation (including target incentive opportunities) in excess of $150,000.

“knowledge” of any Person that is not an individual means the knowledge of such Person’s executive officers; provided, however, that “knowledge” of the Company means the knowledge of the individuals listed in Section 1.01(a) of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.  For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on (i) the financial condition, business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial, securities, credit or other capital markets or general economic or regulatory, legislative or political conditions, (B) changes or conditions generally affecting the industry in which such Person and its Subsidiaries operate, (C) geopolitical conditions, acts of war, sabotage or terrorism or natural or man-made disasters, (D) changes in Applicable Law or GAAP or interpretations thereof, (E) the failure, in and of itself, of such Person to meet any internal or published projections, forecasts, estimates or predictions or changes in the market price or trading volume of the securities of such Person or the credit rating of such Person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition), (F) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including any suit, action or proceeding in respect of this Agreement or the transactions contemplated by this Agreement, any loss or change in relationship with any customer, supplier, vendor or other business partner of such Person or any other disruption to the business of such Person, and (G) if such Person is the Company, (1) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or (2) the failure by the Company or any of its Subsidiaries to take any action if that action is prohibited by this Agreement to the extent that Parent fails to give its consent after receipt of a written request therefor, except, in the case of clause (A), (B), (C) or (D), to the extent having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect) or (ii) such Person’s ability to consummate the transactions contemplated by this Agreement.

“NYSE” means the New York Stock Exchange.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (i) Liens for Taxes that are not due and payable or that may thereafter be paid without interest or penalty, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business with respect to obligations which are not delinquent, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations with respect to obligations which are not delinquent, (iv) zoning, building and other similar codes and regulations, (v) any conditions that would be disclosed by a current, accurate survey or physical inspection, (vi) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights or on any property leased by the Company or any of its Subsidiaries and subordination or similar agreements relating thereto and (vii) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Registered IP” means all United States, international and foreign: (i) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof; (ii) registered trademarks, registered service marks, applications to register trademarks, applications to register service marks and intent-to-use applications for trademarks or service marks; (iii) registered copyrights and applications for copyright registration; and (iv) domain name registrations and Internet number assignments.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Third Party Software” means any software (including object code, binary code, source code, libraries, routines, subroutines or other code, and including commercial, open-source and freeware software) and any documentation or other material related to such software, and any derivative of any of the foregoing, that is (i) not solely owned by the Company and (ii) incorporated in, distributed with, or required, necessary or depended upon for the development or use of, any Company Product.  Third Party Software includes (A) software that is provided to Company’s end-users in any manner, whether for free or for a fee, whether distributed or hosted, and whether embedded or incorporated in or bundled with any Company Product or on a standalone basis, (B) software that is used for development, maintenance or support of any Company Product, including development tools such as compilers, converters, debuggers or parsers, tracking and database tools such as project management software, source code control and bug tracking software, and software used for internal testing purposes, and (C) software that is used to generate code or other software that is described in clause (A) or (B).

“US Plan” means any material Employee Plan that is not an International Plan.

       (b)      Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	6.03
Access Representative	6.05
Access Request	6.05
Adverse Recommendation Change	6.03
Agreement	Preamble
Cash Consideration	2.02
Certificates	2.03
Closing	2.01
Company	Preamble
Company Awards	2.05
Company Award Cash Consideration	2.05
Company Board Recommendation	4.02
Company Employees	7.04
Company Preferred Stock	4.05
Company Related Parties	11.04
Company Restricted Share	2.05
Company RSU	2.05
Company RSU Cash Consideration	2.05
Company SEC Documents	4.07
Company Securities	4.05
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Stock Option	2.05
Company Subsidiary Securities	4.06
Company Termination Fee	11.04
Debt Commitment Letter	5.06
Debt Financing	5.06
Dissenting Shares	2.04
D&O Insurance	7.03
Effective Time	2.01
Employee Plan	4.17
End Date	10.01
Equity Commitment Letters	5.06
Equity Financing	5.06
Exchange Agent	2.03
Excluded Party Termination	11.04
Financing	5.06
Financing Commitment Letters	5.06
Foreign Antitrust Laws	4.03
FY2012 Budget	6.01
Guarantor	Preamble
Holdco	5.01
Indemnified Person	7.03
Insurance Policies	4.19
In-the-Money Company Stock Option	2.05
In-the-Money Company Stock Option Cash Consideration	2.05

Consideration	2.05
Lease	4.14
Limited Guaranty	Preamble
Major Customer	4.22
Major Supplier	4.22
Material Contract	4.21
Maximum Tail Premium	7.03
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Multiemployer Plan	4.17
Necessary IP	4.15
No-Shop Period Start Date	6.03
Option Exercise Price	2.05
Out-of-the-Money Company Stock Option	2.05
Parent	Preamble
Parent Expenses	11.04
Parent Related Parties	11.04
Parent Termination Fee	11.04
Proxy Statement	4.09
Registered Necessary IP	4.15
Representatives	6.03
Restructuring	6.05
Solvent	5.08
Specified Definitive Agreement	10.01
Superior Proposal	6.03
Surviving Corporation	2.01
Tax	4.16
Tax Return	4.16
Tax Sharing Agreements	4.16
Taxing Authority	4.16
Title IV Plan	4.17
Uncertificated Shares	2.03

     Section 1.02. Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex, Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if”. The word “or” shall not be exclusive. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to June 10, 2011. The phrase “the transactions contemplated by this Agreement” or “the transactions contemplated hereby” shall not include the Restructuring. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that any agreement or contract listed on any schedules hereto must indicate whether such agreement or contract has been amended, modified or supplemented. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2
The Merger

       Section 2.01. The Merger.  (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Connecticut Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

      (b)      Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

    (c)     At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Connecticut Secretary of the State and make all other filings or recordings required by Connecticut Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Connecticut Secretary of the State (or at such later time as may be specified in the certificate of merger).

(d)      From and after the Effective Time, the Merger shall have the effects set forth in Section 33-820 of Connecticut Law.

       Section 2.02. Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

      (a)      except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive (i) $11.00 in cash, without interest (the “Cash Consideration”), and (ii) a Contingent Cash Consideration Payment (together with the Cash Consideration, the “Merger Consideration”);

    (b)      each share of Company Stock held by the Company as treasury stock or owned by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

      (c)      each share of Company Stock held by any Subsidiary of either the Company or Parent (other than Merger Subsidiary) immediately prior to the Effective Time shall be converted into such number of shares of common stock, par value $0.01 per share, of the Surviving Corporation such that each such Subsidiary owns the same percentage of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned of the Company immediately prior to the Effective Time; and

      (d)      each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and, together with the shares described in Section 2.02(c), shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

      Section 2.03. Surrender and Payment.  (a) Prior to the Effective Time, Parent shall appoint Computershare Trust Company, N.A., or if Computershare Trust Company, N.A. is not willing to so act, another agent that is reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). Parent shall make available to the Exchange Agent, as needed, the Cash Consideration to be paid in respect of the Certificates and the Uncertificated Shares. Promptly after the Effective Time, but in no event later than three Business Days after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

      (b)      Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

      (c)      If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

      (d)      After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

      (e)      Any portion of the Cash Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

      (f)      Any portion of the Cash Consideration made available to the Exchange Agent pursuant to Section 2.04 in respect of any Dissenting Shares shall be returned to Parent, upon demand.

      Section 2.04. Dissenting Shares.  If the stockholders of the Company are entitled to appraisal rights under Connecticut Law, then, notwithstanding Section 2.02, shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Stock canceled in accordance with Section 2.02(b) and held by a holder who has not voted in favor of approval of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Connecticut Law (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Connecticut Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of the appraised value of such shares in accordance with Connecticut Law; provided that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Connecticut Law, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.02(a), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Uncertificated Share, as the case may be. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Connecticut Law that relates to such demand, and Parent shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands under Connecticut Law consistent with the obligations of the Company thereunder. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

      Section 2.05. Company Equity Awards. (a) At or immediately prior to the Effective Time, each option to purchase shares of Company Stock outstanding under any Company Stock Plan  (a “Company Stock Option”) that has an exercise price per share of Company Stock underlying such Company Stock Option (the “Option Exercise Price”) that is less than the Cash Consideration (each such Company Stock Option, an “In-the-Money Company Stock Option”), whether or not exercisable or vested, shall be converted into the right to receive, (i) an amount in cash determined by multiplying (A) the excess of the Cash Consideration over the Option Exercise Price of such In-the-Money Company Stock Option by (B) the number of shares of Company Stock subject to such In-the-Money Company Stock Option (such amount, the “In-the-Money Company Stock Option Cash Consideration”) and (ii) a Contingent Cash Consideration Payment for each share of Company Stock subject to such In-the-Money Company Stock Option immediately prior to the Effective Time. Parent shall cause the Surviving Corporation to pay the In-the-Money Company Stock Option Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than ten Business Days after the Effective Time). Contingent Cash Consideration Payments in respect of In-the-Money Company Stock Options shall be subject to the same terms and conditions as apply to Contingent Cash Consideration Payments in respect of Company Stock generally.

      (b)      At or immediately prior to the Effective Time, each Company Stock Option that has an Option Exercise Price that is equal to or greater than the Cash Consideration (each such Company Stock Option, an “Out-of-the-Money Company Stock Option”), whether or not exercisable or vested, shall be converted into the right to receive a Contingent Cash Consideration Payment for each share of Company Stock subject to such Out-of-the-Money Company Stock Option immediately prior to the Effective Time. Contingent Cash Consideration Payments in respect of Out-of-the-Money Company Stock Options shall be subject to the same terms and conditions as apply to Contingent Cash Consideration Payments in respect of Company Stock generally.

      (c)      Immediately prior to the Effective Time, each share of Company Stock granted subject to vesting or other lapse restrictions under any Company Stock Plan (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, shall be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) and under the same terms and conditions as apply to the receipt of the Merger Consideration by holders of Company Stock generally.

      (d)      At or immediately prior to the Effective Time, each restricted share unit with respect to shares of Company Stock granted under a Company Stock Plan (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time shall be converted into the right to receive (i) an amount in cash equal to (A) the number of shares of Company Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (B) the Cash Consideration (such amount, the “Company RSU Cash Consideration”) and (ii) a Contingent Cash Consideration Payment for each share of Company Stock subject to such Company RSU immediately prior to the Effective Time. Parent shall cause the Surviving Corporation to pay the Company RSU Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than ten Business Days after the Effective Time). Contingent Cash Consideration Payments in respect of Company RSUs shall be subject to the same terms and conditions as apply to Contingent Cash Consideration Payments in respect of Company Stock generally.

      (e)      At or immediately prior to the Effective Time, each award of any kind consisting of shares of Company Stock that may be held, awarded, outstanding, payable or reserved for issuance under any Company Stock Plan or other Employee Plan or otherwise, other than Company Stock Options, Company Restricted Shares and Company RSUs (collectively, the “Company Awards”), shall be converted into (i) an obligation of the Surviving Corporation to pay to the holder of such Company Award an amount in cash equal to (A) the number of shares of Company Stock subject to such Company Award immediately prior to the Effective Time multiplied by (B) the Cash Consideration (such amount, the “Company Award Cash Consideration”) and (ii) the right of the holder of such Company Award to receive a Contingent Cash Consideration Payment for each share of Company Stock subject to such Company Award immediately prior to the Effective Time. The Company Award Cash Consideration shall be paid or distributed within ten Business Days following the earliest date which would not result in adverse tax consequences under Section 409A of the Code to the holder of such Company Awards. Contingent Cash Consideration Payments in respect of Company Awards shall be subject to the same terms and conditions as apply to Contingent Cash Consideration Payments in respect of Company Stock generally.

      (f)      Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering any Company Stock Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting, providing for the transactions contemplated by this Section 2.05. The Company shall provide that, following the Effective Time, no holder of any Company Stock Option, Company Restricted Share, Company RSU or Company Award shall have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof.

      (g)      The holders of Company Stock Options, Company Restricted Shares, Company RSUs and Company Awards shall have the right to enforce, and shall be beneficiaries with respect to, the provisions of this Section 2.05.

      Section 2.06. Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Stock, Company Stock Options, Company Restricted Shares, Company RSUs or Company Awards, as applicable, in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

      Section 2.07. Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3
The Surviving Corporation

      Section 3.01. Certificate of Incorporation.  The certificate of incorporation of the Company shall be amended at the Effective Time to read in its entirety as set forth in Exhibit B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

      Section 3.02. Bylaws.  The bylaws of the Company shall be amended at the Effective Time to read in their entirety as the bylaws of Merger Subsidiary in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

      Section 3.03. Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4
Representations and Warranties of the Company

      Except as set forth in the Company SEC Documents that are available as of the date of this Agreement (other than any disclosures contained in the “Cautionary Note Concerning Factors That May Influence Future Results” or “Risk Factors” sections thereof and any other statements therein that are forward-looking in nature and only to the extent that the relevance of a disclosure or statement therein to a Section or subsection of this Agreement is reasonably apparent on its face) or the Company Disclosure Schedule (subject to Section 11.05), the Company represents and warrants to Parent that:

      Section 4.01. Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Connecticut and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Complete and correct copies of the certificate of incorporation and bylaws of the Company, each as amended to the date of this Agreement, are included or incorporated by reference in the Company SEC Documents that are available as of the date of this Agreement.

      Section 4.02. Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. Assuming the representations and warranties set forth in Section 5.10 are true, the affirmative vote of the holders of Company Stock representing a majority of the votes entitled to be cast on the approval of this Agreement is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). Assuming due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

      (b)      At a meeting duly called and held where all directors were present, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) unanimously adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.03, to recommend approval of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

      Section 4.03. Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Connecticut Secretary of the State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and competition, merger control, antitrust or similar Applicable Law of jurisdictions other than the United States (“Foreign Antitrust Laws”), (c) compliance with any applicable requirements of the 1934 Act and any other applicable state or federal securities laws, (d) compliance with any applicable rules of the NYSE, (e) any action or filing to comply with the CTA and (f) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      Section 4.04. Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization by which any asset or business of the Company or any of its Subsidiaries is bound or under which the Company or any of its Subsidiaries operates or (d) result in the creation or imposition of any Lien on any asset or business of the Company or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      Section 4.05. Capitalization.  (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Stock and 10,000,000 shares of preferred stock, $0.01 par value per share, of the Company (“Company Preferred Stock”). As of June 10, 2011, there were (i) 25,095,580 shares of Company Stock outstanding (which number includes 704,667 outstanding Company Restricted Shares, 1,420 shares of Company Stock subject to outstanding Company RSUs and 231,281 shares of Company Stock subject to outstanding Company Awards), (ii) an aggregate of 2,076,376 shares of Company Stock subject to outstanding Company Stock Options and (iii) no shares of Company Preferred Stock outstanding. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan or other Employee Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

      (b)      There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05 and for changes since June 10, 2011 resulting from the exercise of Company Stock Options or settlement of Company RSUs or Company Awards outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, other than (A) the acquisition by the Company of shares of Company Stock in connection with the surrender of shares of Company Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of Company Stock Options, Company Restricted Shares, Company RSUs and Company Awards in connection with the forfeiture of such awards and (D) as required by any Employee Plan as in effect on the date of this Agreement. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

      (c)      Except as set forth in this Section 4.05, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

      Section 4.06. Subsidiaries.  (a)  Section 4.06(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of each Subsidiary of the Company and its place and form of organization.

      (b)      Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      (c)      All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the 1933 Act or other applicable securities laws) or ownership limitation, including any restriction on the right to vote. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

      (d)      Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

      Section 4.07. SEC Filings and the Sarbanes-Oxley Act.  (a) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished to the SEC by the Company since May 1, 2009 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

      (b)      No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

      (c)      As of its effective date (in the case of Company SEC Documents that are registration statements filed pursuant to the 1933 Act) or as of its filing date (in the case of all other Company SEC Documents), and as of the effective date or filing date, as applicable, of any amendment, each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act or the 1934 Act, as the case may be.

      (d)      As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed pursuant to the 1934 Act subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

      (e)      Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

      (f)      The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is (i) recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC and (ii) is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  Based on the most recent evaluation of disclosure controls prior to the date hereof by Company’s management, such disclosure controls and procedures are effective.

      (g)      Since May 1, 2009, the Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since May 1, 2009.

      (h)      There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.

      (i)      Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

      (j)      Since May 1, 2009, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, to which the Company or any of its Subsidiaries was a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

      (k)      None of the Company or any of its Subsidiaries has any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the 1933 Act) that would be required to be disclosed under Item 303 of Regulation S-K promulgated under the 1933 Act.

      Section 4.08. Financial Statements.  The audited consolidated financial statements and unaudited consolidated quarterly financial statements (in each case, including the related notes) of the Company included or incorporated by reference in the Company SEC Documents in all material respects (a) have been prepared in conformity with GAAP applied on a consistent basis for the periods then ended (except as may be indicated in the notes thereto) and (b) fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except, in the case of any unaudited quarterly financial statements with respect to clause (a) or (b), as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC and subject to normal year-end audit adjustments).

      Section 4.09. Disclosure Documents.  The information supplied by the Company for inclusion in the proxy statement, or any amendment or supplement thereto, to be sent to the Company stockholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of the Company Stockholder Approval contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.

      Section 4.10. Absence of Certain Changes.  (a) From the Company Balance Sheet Date until the date hereof, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice and (ii) there has not been any event, occurrence, development of a state of circumstances or facts that has had and continues to have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      (b)      From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a), 6.01(b)(ii), 6.01(e), 6.01(h), 6.01(l), 6.04 or, to the extent applicable to any of Section 6.01(a), 6.01(b)(ii), 6.01(e), 6.01(h) or 6.01(l), 6.01(n).

      Section 4.11. No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities or obligations disclosed, reflected or reserved against in the Company Balance Sheet; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date; (c) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (d) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      Section 4.12. Compliance with Laws and Court Orders.  (a) The Company and each of its Subsidiaries is in compliance with, and (i) to the knowledge of the Company, is not under investigation by any Governmental Authority with respect to, and (ii) has not been given notice by any Governmental Authority of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      (b)      There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      Section 4.13. Litigation.  There is no action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries for whom the Company or any of its Subsidiaries may be liable or any property of the Company or of any of its Subsidiaries before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      Section 4.14. Properties.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, free and clear of all Liens except Permitted Liens, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

      (b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each lease or sublease (each, a “Lease”) under which the Company or any of its Subsidiaries leases or subleases any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received any notice in writing that it has breached, violated or defaulted under any Lease.

      Section 4.15. Intellectual Property.  (a) Section 4.15(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all product families of all material Company Products.

      (b)      The Company and its Subsidiaries own or otherwise hold sufficient rights in all material Intellectual Property necessary for or used in the conduct of the business of the Company and its Subsidiaries as currently conducted (the “Necessary IP”), free and clear of any Liens (other than Permitted Liens).  The consummation of the transactions contemplated hereby do not and will not result in any change of or any loss of any rights in any Necessary IP or result in the creation of any Lien (other than Permitted Liens) with respect to the material Company Owned IP.

      (c)      As of the date of this Agreement, there are no legal disputes or claims pending or, to the knowledge of the Company, threatened (i) alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any Person by the Company or any of its Subsidiaries or by any Company Products, or (ii) challenging the scope, ownership, validity, or enforceability of any Company Owned IP or of the Company and its Subsidiaries’ rights under the Necessary IP, in each case that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company or its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      (d)      No Person, other than the Company and its Subsidiaries, possesses any material current or contingent rights to license, sell or otherwise distribute any material Company Products or any material Company Owned IP, and there are no material rights of Third Parties affecting the ability of the Company or any of its Subsidiaries to disclose, use, license or otherwise dispose of any material Company Owned IP or material Company Product.

      (e)      Section 4.15(e) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Necessary IP that is Company Registered IP (the “Registered Necessary IP”). The Company and its Subsidiaries have paid all maintenance fees and filed all statements of use reasonably necessary to maintain and protect the Registered Necessary IP and have disclosed in all material respects information required by any Governmental Authority concerning the Registered Necessary IP to such Governmental Authority. None of the Registered Necessary IP has been adjudged invalid or unenforceable in whole or material part.

      (f)      The Company and its Subsidiaries have taken commercially reasonable steps to protect their rights in the Necessary IP and material Company Owned IP and to protect any confidential information provided to them by any other Person under obligation of confidentiality.

      (g)      The Company and its Subsidiaries have obtained from all parties (including Employees and current or former consultants and subcontractors) who have created any portion of, or otherwise who would have any rights in or to, any material Company Owned IP, written assignments of any such work, invention, improvement or other rights to the Company and its Subsidiaries and have made available to Parent complete and correct copies of the Company’s customary forms of such assignments.

      (h)      Section 4.15(h) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all material third-party Intellectual Property (other than any Third Party Software) sold with, incorporated into, distributed in connection with or used in the development of any Company Product or any product (including any software product) under development by the Company or any of its Subsidiaries as of the date of this Agreement that the Company or any of its Subsidiaries intends to sell, license or lease.

      (i)      Section 4.15(i) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all material Third Party Software (other than any Desktop Software) sold with, incorporated into, distributed in connection with or used in the development of any Company Product or any product (including any software product) under development by the Company or any of its Subsidiaries as of the date of this Agreement that the Company or any of its Subsidiaries intends to sell, license or lease.

      (j)      Neither the Company nor any of its Subsidiaries has incorporated any Third Party Software into any Company Product in a manner that would reasonably be expected to (i) require any material Company Owned IP to be licensed, sold or disclosed, (ii) grant the right to decompile, disassemble or reverse engineer the source code of any material Company Owned IP or (iii) limit the ability to charge license fees or otherwise seek compensation in connection with the licensing or distribution of any material Company Owned IP.

      (k)      No funding, facilities or personnel of any educational institution or Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any material Company Owned IP. Neither the Company nor any Subsidiary is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel the Company or such Subsidiary to grant or offer to any third party any license or right to any material Company Owned IP.

      (l)      The IT Assets are sufficient in all material respects for the conduct of the business of the Company and its Subsidiaries as currently conducted.

      Section 4.16. Taxes.  (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns were complete and correct in all material respects.

      (b)      The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual on their respective books for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

      (c)      The U.S. federal income Tax Returns of the Company and its Subsidiaries through the Tax year ended April 30, 2007 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

      (d)      There is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

      (e)      During the two year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

      (f)      Neither the Company nor any of its Subsidiaries has any material ownership interest in real property in any jurisdiction except the State of Connecticut, the United Kingdom and Germany.

      (g)      No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

      (h)      Neither the Company nor any of its Subsidiaries will be required to include any material adjustment in taxable income for any tax period (or portion thereof) ending after the date of the Closing pursuant to Section 481(c) of the Code (or any comparable provision of Applicable Law) as a result of a change in accounting methods prior to the Closing.

      (i)      Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation 1.6011-4 for which disclosure on a Tax Return was required under the applicable Treasury Regulations.

      (j)      “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) (a “Taxing Authority”), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) in the case of the Company or any of its Subsidiaries, liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s tax liability.

      (k)      Notwithstanding any provision of this Agreement to the contrary, Section 4.10(b) (to the extent Section 4.10(b) references Section 6.04), Section 4.17 and this Section 4.16 shall contain the sole and exclusive representations and warranties of the Company with respect to Taxes.

      Section 4.17. Employee Benefit Plans.  (a) Section 4.17(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each material Employee Plan. “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, other than (i) any Multiemployer Plan and (ii) any plan, policy, program, arrangement or understanding mandated by Applicable Law. Copies of the material Employee Plans (and, if applicable, related trust or funding agreements or insurance policies) and all material amendments thereto have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990), if any, prepared in connection with any such plan or trust.

      (b)      As of April 30, 2011, the fair market value of the assets of each US Plan subject to Title IV of ERISA (other than a Multiemployer Plan) (a “Title IV Plan”), excluding for these purposes any accrued but unpaid contributions, exceeded the present value of all benefits accrued under such Title IV Plan determined on a termination basis using the assumptions established by the Pension Benefit Guaranty Corporation as in effect on such date.  With respect to each Title IV Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) no “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day notice period has not been waived has occurred and (ii) no event described in Section 4062 or 4063 of ERISA has occurred.

      (c)      Neither the Company nor any ERISA Affiliate of the Company has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Section 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur prior to the Effective Time, (A) any material liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any Title IV Plan or Multiemployer Plan or (B) any material liability under Section 4971 of the Code that in either case could become a material liability of the Surviving Corporation or any of its Subsidiaries or Parent or any of its ERISA Affiliates after the Effective Time.

      (d)      Neither the Company nor any ERISA Affiliate contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

      (e)      Each US Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and, to the knowledge of the Company, no revocation of any such determination letter has been threatened. The Company has made available to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such US Plan.

      (f)      Each US Plan has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such US Plan.

      (g)      Except as required by non-U.S. Applicable Law, or any collective bargaining agreement, works council or other Contract with a labor union or employee organization, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or (iii) give rise to the payment of any amount that would subject any Person to the excise tax pursuant to Section 4999 of the Code.

      (h)      Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except (i) coverage or benefits as required under Section 4980B of the Code or any other non-U.S. Applicable Law or similar U.S. Applicable Law or any collective bargaining agreement, works council or other Contract with a labor union or employee organization, or (ii) coverage or benefits the future cost of which is borne by the employee or former employee.

      (i)      There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority, other than routine claims for benefits, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      (j)      Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each International Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such plan was intended so to qualify) and in good standing with applicable regulatory authorities and (ii) each International Plan intended to be funded or book reserved is fully funded or book reserved, as appropriate, based on reasonable actuTimes New Roman assumptions.

      (k)      Section 4.17(k) of the Company Disclosure Schedule contains a complete and correct list of each outstanding Company Stock Option, Company Restricted Share and Company RSU, including the holder, date of grant, exercise or purchase price and number of shares of Company Stock subject thereto.

      (l)      Notwithstanding any provision of this Agreement to the contrary, Section 4.05 and this Section 4.17 shall contain the sole and exclusive representations and warranties of the Company with respect to matters relating to compensation and employee benefit plans.

      Section 4.18. Labor and Employment Matters.  (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other material Contract with a labor union or organization with respect to employees based in the United States.  The Company has made available to Parent copies of its collective bargaining agreements and similar Contracts with respect to employees based outside the United States, other than any such agreements or Contracts that are industry-wide or nation-wide.  There is no (i) material unfair labor practice, material labor dispute (other than routine individual grievances) or material labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses, (ii) as of the date hereof, activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries or (iii) material lockouts, strikes, slowdowns, work stoppages or, to the knowledge of the Company, threats thereof by or with respect to such employees, and during the last three years there has not been any such action.

      (b)      The Company is in compliance with all Applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, other than instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      (c)      Notwithstanding any provision of this Agreement to the contrary, this Section 4.18 shall contain the sole and exclusive representations and warranties of the Company with respect to labor and employment matters.

      Section 4.19. Insurance Policies.  Section 4.19(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”). There is no material claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) all of the Insurance Policies or renewals thereof are in full force and effect, (ii) all premiums due and payable under all of the Insurance Policies have been paid when due and (iii) the Company and its Subsidiaries are otherwise in material compliance with the terms of all of the Insurance Policies (or other policies and bonds providing substantially similar insurance coverage). Section 4.19(b) of the Company Disclosure Schedule lists each material insurance claim made by the Company or any of its Subsidiaries between the Company Balance Sheet Date and the date of this Agreement.

      Section 4.20. Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

      (a)      (i) no written notice, notification, demand, request for information, citation, summons or order has been received and remains unresolved, no complaint has been filed and is pending, no penalty has been assessed and remains unresolved, and no action, claim, suit or proceeding is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person, in each case that alleges that the Company or any of its Subsidiaries has violated, failed to comply with, or has any liability under any Environmental Law; (ii) the Company and its Subsidiaries are and, except for matters that have been fully and finally resolved, have been in compliance with all Environmental Laws and all Environmental Permits; and (iii) there has been no Release of any Hazardous Substances that would reasonably be expected to result in any action, claim, suit or proceeding against or liability or obligation of the Company or any of its Subsidiaries under or pursuant to any Environmental Law.

      (b)      There is no Phase I or Phase II environmental site assessment or other environmental investigation report, remedial report or environmental study or audit conducted in the past three years of which the Company is in possession, custody or control as of the date hereof that relates to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries a copy of which has not been made available to Parent at least one Business Day prior to the date hereof.

      Section 4.21. Material Contracts.  (a) Except for this Agreement and the Contracts filed as exhibits to the Company SEC Documents that are available as of the date of this Agreement, Section 4.21(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or which bind their respective properties or assets:

(i)       each Contract that involves performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries and that (A) provided for payments to the Company of $350,000 or more in the Company’s fiscal year ended April 30, 2011 or (B) provides for aggregate payments to the Company after the date hereof of $2,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(ii)      each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries and that (A) provided for payments by the Company of $350,000 or more in the Company’s fiscal year ended April 30, 2011 or (B) provides for aggregate payments by the Company after the date hereof of $2,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(iii)     each Contract that contains any provisions restricting the Company or any of its Affiliates or their successors from (A) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby, or (B) hiring or soliciting for hire the employees or contractors of any Third Party (other than non-hire and non-solicitation provisions contained in confidentiality agreements), except in the case of each of clauses (A) and (B) for such restrictions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv)     each Contract that (A) grants any exclusive rights to any Third Party, including any exclusive license or supply or distribution agreement or other exclusive rights, or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company Owned IP, (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any Third Party or (D) grants “most favored nation” rights, except in the case of each of clauses (A), (B), (C) and (D) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(v)      each Contract pursuant to which the Company or any of its Subsidiaries has or has been granted any license to Intellectual Property (other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice), except for such licenses that are not material to the Company and its Subsidiaries, taken as a whole;

(vi)     each Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $350,000 or (B) between or among any of the Company and its Subsidiaries;

(vii)    each Contract pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Liens;

(viii)   each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (except for the Company or any of its Subsidiaries), other than (A) extensions of credit in the ordinary course of business consistent with past practice and (B) investments in marketable securities in the ordinary course of business;

(ix)      each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (excluding, for the avoidance of doubt, acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business) for consideration in excess of $350,000 (whether by merger, sale of stock, sale of assets or otherwise);

(x)       each partnership, joint venture or other similar Contract or arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(xi)      each Contract entered into since May 1, 2009 in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involved payment by the Company or any of its Subsidiaries of more than $250,000; and

(xii)     each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

      (b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Contract disclosed in Section 4.21(a) of the Company Disclosure Schedule or required to be disclosed pursuant to Section 4.21(a) (each, a “Material Contract”) (unless it has terminated or expired (in each case according to its terms)) is in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, any notice in writing to terminate, in whole or in part, or not renew any Material Contract. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach under the terms of any Material Contract and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

      (c)      Complete, correct and unredacted copies of each Material Contract, as amended and supplemented, have been filed with SEC or made available by the Company to Parent.

      Section 4.22. Customers and Suppliers.  Section 4.22(a) of the Company Disclosure Schedule lists the ten largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended January 31, 2011) (each, a “Major Customer”). Section 4.22(b) of the Company Disclosure Schedule lists the ten largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended January 31, 2011) (each, a “Major Supplier”).  Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

      Section 4.23. Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws.  Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied with the U.S. Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws.

      Section 4.24. Finders’ Fees.  Except for RA Capital Advisors LLC and Peter J. Solomon Securities Company, LLC there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

      Section 4.25. Opinion of Financial Advisor.  The Company has received the opinion of each of RA Capital Advisors LLC and Peter J. Solomon Securities Company, LLC, financial advisors to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders from a financial point of view. A signed copy of each such opinion will be made available to Parent for information purposes only promptly following the date of this Agreement.

      Section 4.26. Antitakeover Statutes.  Assuming the representations and warranties set forth in Section 5.10 are true, the Company has taken all action necessary to exempt this Agreement, the Merger and the other transactions contemplated hereby from Sections 33-841 and 33-844 of Connecticut Law. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement, the Merger or the other transactions contemplated hereby.

ARTICLE 5
Representations and Warranties of Parent

      Parent represents and warrants to the Company that:

      Section 5.01. Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has heretofore made available to the Company complete and correct copies of the certificates of incorporation and bylaws of Parent and Merger Subsidiary as currently in effect. Since the date of its incorporation, each of Parent, Merger Subsidiary and each wholly-owned direct or indirect Subsidiary of Parent that is a direct or indirect parent of Merger Subsidiary (each, a “Holdco”) has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby. Parent or any Holdco owns beneficially and of record all of the outstanding capital stock of Merger Subsidiary and each Holdco.

      Section 5.02. Corporate Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

      Section 5.03.  Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Connecticut Secretary of the State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and Foreign Antitrust Laws, (iii) compliance with any applicable requirements of the 1934 Act and any other state or federal securities laws, (iv) compliance with any applicable rules of the NYSE, (v) any action or filing to comply with the CTA and (vi) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

      Section 5.04. Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement, as applicable, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization by which any asset of Parent or any of its Subsidiaries is bound or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

      Section 5.05. Disclosure Documents.  The information supplied by Parent or Merger Subsidiary for inclusion in the Proxy Statement shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives specifically for use or incorporation by reference therein.

      Section 5.06. Financing.  (a) Parent has delivered to the Company complete and correct copies of (i) a fully executed commitment letter (the “Debt Commitment Letter”) from Fortress Credit Corp. confirming its commitment to provide Parent with debt financing in connection with the transactions contemplated hereby (the “Debt Financing”) and (ii) fully executed commitment letters (the “Equity Commitment Letters,” and together with the Debt Commitment Letter, the “Financing Commitment Letters”) from each of the parties listed on Annex II hereto confirming the respective counterparties’ commitments to provide Parent with equity financing in connection with the transactions contemplated hereby (the “Equity Financing,” and together with the Debt Financing, the “Financing”).

      (b)      The Equity Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and the other parties thereto. Each of the Debt Commitment Letters is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. Parent or Merger Subsidiary has fully paid any and all commitment or other fees in connection with the Financing Commitment Letters that are payable on or prior to the date hereof. As of the date hereof, none of the Financing Commitment Letters have been amended or modified in any respect, no such amendment or modification is contemplated and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Subsidiary or, to the knowledge of Parent, any other party thereto under any Financing Commitment Letter. There are no conditions precedent to the funding of the full amount of the Financing other than the conditions precedent set forth in the Financing Commitment Letters, and Parent has no reason to believe that any term or condition of closing of the Financing that is required to be satisfied will not be satisfied, or that the Financing will not be made available to Parent on the date of the Closing. As of the date hereof, there are no Contracts to which Parent or any of its Affiliates is a party that contain any Additional Financing Terms. The aggregate proceeds of the Financing are in an amount sufficient to consummate the Merger upon the terms contemplated by this Agreement and pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement.

      Section 5.07. Limited Guaranty.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Limited Guaranty. The Limited Guaranty is in full force and effect and constitutes a valid and binding obligation of each Guarantor, enforceable against each Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any Guarantor under the Limited Guaranty.

      Section 5.08. Solvency.  Assuming (a) satisfaction of the conditions set forth in Sections 9.01 and 9.02, and after giving effect to the transactions contemplated hereby, including the Financing and the payment of the aggregate Merger Consideration, (b) the accuracy of the representations and warranties contained in Article 4, (c) the accuracy of the estimates, projections or forecasts of the Company and its Subsidiaries made available to Parent, (c) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby and (d) payment of all related fees and expenses, the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Law governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

      Section 5.09. Certain Arrangements.  There are no Contracts or commitments to enter into Contracts upon terms agreed on or prior to the date hereof (a) between Parent, Merger Subsidiary, the Guarantors or any of their Affiliates, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

      Section 5.10. Ownership of Company Securities.   Neither Parent nor Merger Subsidiary nor any of their affiliates or associates (as defined in Section 33-843 of Connecticut Law) is the beneficial owner (as defined in Section 33-843 of Connecticut Law) of any Company Securities or Company Subsidiary Securities or holds any rights to acquire any Company Securities or Company Subsidiary Securities except pursuant to this Agreement.

ARTICLE 6
Covenants of the Company

      The Company agrees that:

      Section 6.01. Conduct of the Company.  Except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld), from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its directors, officers and key employees and (iii) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld), from the date hereof until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to:

      (a)      amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

      (b)      (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent in the ordinary course of business consistent with past practice or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition by the Company of shares of Company Stock in connection with the surrender of shares of Company Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of Company Stock Options, Company Restricted Shares, Company RSUs and Company Awards in connection with the forfeiture of such awards and (D) as required by any Employee Plan as in effect on the date of this Agreement;

      (c)      (i) issue, deliver, sell, grant, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Stock Options or settlement of Company RSUs or Company Awards that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

      (d)      incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget as set forth in Section 6.01(d) of the Company Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $250,000 individually or $750,000 in the aggregate;

      (e)      adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Company or any of its Subsidiaries;

      (f)      acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries would exceed $500,000, other than raw materials and supplies in the ordinary course of business consistent with past practice;

      (g)      (i) sell, lease or otherwise transfer any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses if the aggregate amount of consideration paid or transferred to the Company and its Subsidiaries would exceed $500,000, other than (A) pursuant to existing contracts or commitments or (B) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice or (ii) create or incur any Lien (other than Permitted Liens) on any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than pursuant to existing contracts or commitments;

      (h)      (i) repurchase, prepay or incur any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person, or enter into any arrangement having the economic effect of any of the foregoing (other than (A) in connection with the financing of ordinary course trade payables consistent with past practice, (B) accounts payable in the ordinary course of business consistent with past practice or (C) short-term borrowings in the ordinary course of business consistent with past practice, provided that the Company shall provide notice to Parent if such outstanding short-term borrowings exceed $3,000,000), or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) to the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or (B) accounts receivable and extensions of credit in the ordinary course of business and advances of expenses to employees in the ordinary course of business consistent with past practice);

      (i)      except as is in the ordinary course of business, (i) enter into any Contract that would have been a Material Contract if entered into prior to the date hereof or (ii) amend, renew, extend, modify or terminate, or otherwise waive, release or assign any rights, claims or benefits of the Company or any of its Subsidiaries under, any Material Contract (or Contract that would have been a Material Contract if entered into prior to the date hereof) if such amendment, renewal, extension, modification, termination, waiver, release or assignment would be material and adverse to the Company and its Subsidiaries, taken as a whole;

      (j)      enter into any Contract that contains any provisions restricting the Company or any of its Affiliates from competing or engaging in any material respect in any activity or line of business or with any Person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby;

      (k)      except pursuant to the terms of any Employee Plan as in effect on the date of this Agreement, (i) other than in the ordinary course of business and consistent with the Company’s budget in respect of its fiscal year ending April 30, 2012 made available to Parent prior to date hereof (the “FY2012 Budget”), hire any new employee to whom a written offer of employment has not previously been offered and accepted prior to the date of this Agreement who, upon such hire, would be a Key Employee or, after the date of this Agreement, extend any new offers of employment with the Company or any of its Subsidiaries to any individual who would be a Key Employee, (ii) other than in the ordinary course of business and consistent with the FY2012 Budget, grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase in compensation, bonus or benefits in addition to those pursuant to arrangements in effect on the date hereof, (iii) other than in the ordinary course of business in the event of an actual or planned termination of an officer or employee based outside of the U.S., grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase in severance, change of control or termination pay or benefits, (iv) other than in the ordinary course of business and consistent with the FY2012 Budget, establish, adopt, enter into or amend any Employee Plan (other than offer letters that contemplate “at will” employment without severance benefits, where permitted by Applicable Law) or collective bargaining agreement, (v) except as permitted by clauses (iii) and (vi) of this Section 6.01(k), take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Plan or (vi) other than in the ordinary course of business in the event of an actual or planned termination of an officer or employee based outside of the U.S., make any Person a participant in or party to any retention or severance plan, agreement or arrangement under which such Person is not as of the date of this Agreement a participant or party which would entitle such Person to vesting, acceleration or any other material right as a consequence of consummation of the transactions contemplated by this Agreement or termination of employment; provided, however, that the foregoing clauses (ii), (iii) and (vi) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (excluding equity grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

      (l)      make any change in any financial accounting principles, methods or practices, in each case except for any such change required by GAAP or Applicable Law, including Regulation S-X under the Exchange Act;

      (m)        (i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $250,000 in any individual case, or $750,000 in the aggregate, other than as required by their terms as in effect on the date of this Agreement and other than such claims, liabilities or obligations reserved against on the Company Balance Sheet (for amounts not in excess of such reserves); provided that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligations (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing, or (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $250,000 in any individual case, or $750,000 in the aggregate; or

      (n)      agree, resolve or commit to do any of the foregoing.

      Section 6.02. Company Stockholder Meeting.  The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable following clearance of the Proxy Statement by the SEC for the purpose of voting on the approval of this Agreement, the Merger and the other transactions contemplated hereby; provided that the Company shall have no obligation to hold the Company Stockholder Meeting on or before (and may adjourn or postpone the Company Stockholder Meeting if previously called until) (a) the No-Shop Period Start Date or (b) if an Excluded Party exists as of the No-Shop Period Start Date, the first date after the No-Shop Period Start Date that such Person or group does not continue to be an Excluded Party. Notwithstanding the immediately preceding sentence, the Company may adjourn or postpone the Company Stockholder Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholder Meeting, (ii) as otherwise required by Applicable Laws or (iii) if as of the time for which the Company Stockholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient shares of Company Stock represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting. Subject to Section 6.03, the Board of Directors of the Company shall (A) recommend approval of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s stockholders, (B) use its reasonable best efforts to obtain the Company Stockholder Approval and (C) otherwise comply with all legal requirements applicable to such meeting.

      Section 6.03. Acquisition Proposals.  (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date hereof and continuing until 11:59 p.m. (New York City time) on the 45th day thereafter, the Company and its Subsidiaries and their respective directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage Acquisition Proposals (or offers, proposals, inquiries or indications of interest or other efforts or attempts that could potentially lead to Acquisition Proposals), including by way of providing access to non-public information pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly make available to Parent any material non-public information relating to the Company or its Subsidiaries that is made available to any Person given such access which was not previously made available to Parent; and (ii) enter into and maintain or continue discussions or negotiations with respect to Acquisition Proposals (or offers, proposals, inquiries or indications of interest or other efforts or attempts that could potentially lead to Acquisition Proposals) or otherwise cooperate with, or assist or participate in, or facilitate, any such offers, proposals, inquiries, indications, efforts, attempts, discussions or negotiations.

      (b)      Subject to Sections 6.03(d) and 6.03(e), from 12:00 a.m. (New York City time) on the 46th day after the date hereof (the “No-Shop Period Start Date”) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 10, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage the submission of any Acquisition Proposal (other than from an Excluded Party), (ii) enter into or participate in any discussions or negotiations with, or furnish any confidential information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Third Party (other than an Excluded Party) for the purpose of knowingly facilitating or encouraging an Acquisition Proposal or (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. Subject to Sections 6.03(d) and 6.03(e), and except with respect to any Excluded Party, on the No-Shop Period Start Date, (A) the Company shall, and shall cause any of its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal and (B) the Company shall promptly request that each such Third Party, if any, that has executed a confidentiality agreement within the 12-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Third Party by or on behalf of the Company or any of its Subsidiaries. No later than one Business Day after the No-Shop Period Start Date, the Company shall notify Parent in writing of (1) the identity of each Excluded Party, (2) the material terms and conditions of such Excluded Party’s Acquisition Proposal as of the No-Shop Period Start Date and (3) whether the Board of Directors of the Company has determined in good faith, after consultation with its financial advisor and outside legal counsel, that an Acquisition Proposal received by the Company or any of its Representatives from such Excluded Party prior to the No-Shop Period Start Date constitutes a Superior Proposal.

      (c)      Subject to Sections 6.03(d) and 6.03(e), the Board of Directors of the Company shall not (i) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (i), an “Adverse Recommendation Change”; provided that, for the avoidance of doubt, none of (A) the determination by the Board of Directors that an Acquisition Proposal constitutes a Superior Proposal, (B) the disclosure by the Company of such determination or (C) the delivery by the Company of the notice required by the last sentence of Section 6.03(b) shall in and of themselves constitute an Adverse Recommendation Change), or (ii) exempt any transaction from the requirements of Section 33-841 or 33-844 of Connecticut Law.

      (d)      Notwithstanding anything contained in Section 6.03(b) or Section 6.03(c) to the contrary, if at any time after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives has received a written Acquisition Proposal from any Third Party that the Board of Directors of the Company reasonably believes could lead to a Superior Proposal, then the Company, directly or indirectly through its Representatives, may (i) engage in negotiations or discussions with such Third Party and its Representatives and (ii) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall make available to Parent any material non-public information relating to the Company or its Subsidiaries that is made available to such Third Party which was not previously made available to Parent prior to or substantially concurrently with the time it is made available to such Third Party.

      (e)      Notwithstanding anything contained in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties, the Board of Directors of the Company may make an Adverse Recommendation Change; provided that, if the Company is making an Adverse Recommendation Change in response to any fact, event, change, development or set of circumstances other than an Acquisition Proposal (which shall be governed by Section 6.03(h)), then the Board of Directors shall not make such Adverse Recommendation Change unless the Company has (i) provided to Parent at least three Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Board of Directors of the Company to take such action and (ii) during such three Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Adverse Recommendation Change.

      (f)      In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act with regard to an Acquisition Proposal; provided that any such action taken or statement made that relates to an Acquisition Proposal shall not be deemed to be an Adverse Recommendation Change if the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) making any disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with Applicable Law (including its fiduciary duties).

      (g)      From and after the No-Shop Period Start Date, (i) the Company shall notify Parent promptly (but in no event later than 36 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal (other than any Acquisition Proposal received from any Excluded Party), which notice shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal and (ii) the Company shall keep Parent reasonably informed promptly (but in no event later than 36 hours) after any material developments, discussions or negotiations regarding any Acquisition Proposal (other than any Acquisition Proposal received from any Excluded Party) and shall provide to Parent promptly (but in no event later than 36 hours) after receipt thereof copies of all correspondence and other written materials sent or provided to the Company or any of its Subsidiaries that describe any material terms or conditions of any Acquisition Proposal (other than any Acquisition Proposal received from any Excluded Party).

      (h)      Further, the Board of Directors of the Company shall not make an Adverse Recommendation Change in response to an Acquisition Proposal (or terminate this Agreement pursuant to Section 10.01(d)(i)), unless (i) the Board of Directors of the Company has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company promptly notifies Parent in writing, at least three Business Days before taking such action, of the determination of the Board of Directors of the Company that such Acquisition Proposal constitutes a Superior Proposal and of its intention to take such action, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making such Superior Proposal and (iii) the Board of Directors of the Company (A) shall have considered in good faith any revisions to this Agreement, the Financing Commitment Letters and the Limited Guaranty proposed in writing by Parent in a manner that would form a binding Contract if accepted by the Company and (B) shall have determined that such Acquisition Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect (it being understood and agreed that any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new three Business Day period under this Section 6.03(h)).

      (i)      As used in this Agreement:

(i)        “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may contain a less restrictive or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable.

(ii)       “Superior Proposal” means a bona fide, written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company on terms that the Board of Directors of the Company determines in good faith by a majority vote, after consultation with its financial advisor and outside legal counsel, and taking into account all relevant terms and conditions of such Acquisition Proposal, including any conditions to consummation, the timing of the transaction compared to the Merger and, if a cash transaction (whether in whole or in part), whether financing is then fully committed or determined in good faith by the Board of Directors of the Company to be available, is more favorable and makes available greater aggregate value to the Company’s stockholders than the Merger (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(h)).

      Section 6.04. Tax Matters.  (a) From the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for Tax refunds, enter into any closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries and is not in the ordinary course of business consistent with past practice.

      (b)      The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

      (c)      All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (including any real property transfer tax and any similar Tax) shall be paid by the Surviving Corporation when due, and the Surviving Corporation shall, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees, and, if required by Applicable Law, the Surviving Corporation shall, and shall cause its Affiliates to, join in the execution of any such Tax returns and other documentation.

      Section 6.05. Access to Information; Restructuring.  (a) From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) upon reasonable advance written notice from Parent, give to Parent and its Representatives access during normal business hours to the offices, properties, books and records of such party, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request and (iii) instruct its Representatives to reasonably cooperate with Parent in its investigation. Any investigation pursuant to this Section 6.05(a) (A) shall not relate to the Restructuring (which is the subject of Section 6.05(b)) and (B) shall be conducted under supervision of appropriate personnel of the Company as reasonably necessary and in such manner as not to unreasonably interfere with the conduct of the business and ongoing operations of the Company and its Subsidiaries or the activities of the Company and its Subsidiaries pursuant to Section 6.03(a).

      (b)      (i) The Company shall, and shall cause each of its Subsidiaries to, use reasonable efforts to provide information reasonably requested by Parent in connection with planning and preparation for the proposed restructuring (the “Restructuring”) of the Company to occur following the Closing that is described in Section 6.05(b) of the Company Disclosure Schedule; provided that (A) such provision of information does not unreasonably interfere with the conduct of the business and ongoing operations of the Company and its Subsidiaries or the activities of the Company and its Subsidiaries pursuant to Section 6.03(a) and (B) none of the Company and its Subsidiaries shall be obligated to take any actions to implement any part of the Restructuring on or prior to the Effective Time.

(ii)        Parent shall promptly, upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred and documented by the Company or any of its Subsidiaries in connection with the provision of information by the Company and its Subsidiaries contemplated by this Section 6.05(b) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the planning, preparation or implementation of any part of the Restructuring.

      (c)      Each of the Company and Parent shall designate one or more representatives (each, an “Access Representative”) to coordinate access, information and cooperation pursuant to this Section 6.05.  Each and every request by Parent for access, information or cooperation shall be made by Parent’s Access Representative to the Company’s Access Representative (each such request, an “Access Request”).  Except for (i) any Access Request or (ii) any contact or category of contact expressly permitted by the terms of an Access Request approved by the Company’s Access Representative, none of Parent and its Representatives shall contact any of the Company or its Representatives.  Notwithstanding the foregoing sentence, any of Parent or its Representatives may contact the Company’s outside legal counsel or financial advisor.

      (d)      Notwithstanding anything to the contrary in this Section 6.05, neither the Company nor its employees, counsel, financial advisors, auditors and other authorized representatives shall be required to provide access, information or cooperation to the extent (i) such access, information or cooperation includes any valuation of the Company or (ii) the Company determines in good faith that not providing such access, information or cooperation is necessary to comply with contractual arrangements or other confidentiality obligations or Applicable Law or to address reasonable attorney-client or other privilege concerns.

      Section 6.06. Financing Cooperation.  (a) The Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use their reasonable best efforts to, and shall use its reasonable best efforts to cause its Representatives to use their reasonable best efforts to, provide all cooperation that is customary in connection with the arrangement of the Debt Financing as may be reasonably requested in writing by Parent (provided that such requested cooperation does not unreasonably interfere with the conduct of the business and ongoing operations of the Company and its Subsidiaries), including (i) participation in a reasonable number of meetings, due diligence sessions, lender presentations and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing (provided that any such rating agency presentations, bank information memoranda and similar documents shall contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor), (iii) furnishing Parent and its Debt Financing sources with (A) such pertinent and customary information (other than financial information), to the extent reasonably available to the Company, regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent to consummate the Debt Financing and (B) historical audited and unaudited financial statements as filed with the SEC, financial data as may be reasonably requested in writing by Parent and audit reports, (iv) using commercially reasonable efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance as reasonably requested in writing by Parent and (v) executing and delivering any customary pledge and security documents, other definitive financing documents or other certificates or documents requested in writing, including, to the extent the statements are true therein, a customary solvency certificate by the chief financial officer of the Company (provided that (A) none of the documents and certificates shall be executed and delivered except at the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing, (C) none of the Company or any of its Subsidiaries or its Representatives shall be required to pay any commitment or other fee or incur any liability in connection with the Financing prior to the Effective Time and (D) no personal liability shall be imposed on the officers, directors, employees or agents involved).

      (b)      Parent shall promptly, upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred and documented by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.06 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by the Company or any of its Subsidiaries.

      Section 6.07. Pension Obligations.  From the date hereof until the Effective Time, the Company shall cooperate with Parent to evaluate alternatives to reduce existing and potential pension funding obligations of the Company at and following the Closing.

ARTICLE 7
Covenants of Parent

      Parent agrees that:

      Section 7.01. Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

      Section 7.02. Voting of Shares.  Parent shall vote or cause to be voted all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of approval of this Agreement at the Company Stockholder Meeting.

      Section 7.03. Indemnification and Insurance.  Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

      (a)      For at least six years following the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company or any of its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions in their capacities as officers, directors, employees or agents (including fiduciaries with respect to employee benefit plans) of the Company or any of its Subsidiaries occurring at or prior to the Effective Time (including acts or omissions with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent permitted by Connecticut Law or any other Applicable Law.

      (b)      For at least six years following the Effective Time, Parent shall cause to be maintained in effect provisions in the certificate of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries (or in such documents of any successor to the business of the Surviving Corporation or any of its Subsidiaries) regarding elimination of liability, indemnification and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the certificate of incorporation and bylaws of the Company and each of its Subsidiaries in existence on the date of this Agreement. From and after the Effective Time, any agreement of any Indemnified Person with the Company or any of its Subsidiaries regarding elimination of liability, indemnification or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

      (c)      Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancelable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give good faith consideration to any comments made by Parent with respect thereto; and provided that the total amount payable for such “tail” insurance policy shall not exceed 250% of the amount per annum payable by the Company for its current fiscal year (which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule) (such maximum amount, the “Maximum Tail Premium”) and if the total amount payable for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company shall obtain a policy with the greatest coverage available for a total amount payable not exceeding the Maximum Tail Premium.

      (d)      If Parent or the Surviving Corporation  (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys assets equal to 50% or more of the consolidated assets of Parent or the Surviving Corporation or to which 50% or more of the consolidated revenues or earnings of Parent or the Surviving Corporation are attributable or 50% or more of any class of equity or voting securities of Parent or the Surviving Corporation to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 7.03 (including this Section 7.03(d)); provided that, in the case of a transfer pursuant to clause (ii), notwithstanding such assumption, Parent and the Surviving Corporation shall remain obligated under this Section 7.03.

      (e)      The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Connecticut Law or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.  The obligations of Parent and the Surviving Corporation under this Section 7.03 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.

      Section 7.04. Employee Matters.  (a) Until April 30, 2012, with respect to employees of the Company or its Subsidiaries immediately before the Effective Time (“Company Employees”) who continue with the Surviving Corporation, Parent shall, or shall cause the Surviving Corporation to provide compensation and employee benefits to each Company Employee that, taken as a whole, have a value that is substantially comparable in the aggregate (excluding any value attributable to equity-based compensation and frozen defined benefits plans) to those provided to such Company Employee immediately prior to the Effective Time; provided that, following April 30, 2012, Parent and the Surviving Corporation shall, in consultation with the Surviving Corporation’s then management, review the compensation and employee benefits provided to employees of the Surviving Corporation and its Subsidiaries (including the Company Employees) in a manner consistent with which the Company reviewed such compensation and employee benefits prior to the Effective Time.

      (b)      Without limiting the generality of Section 7.04(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume, honor and continue until April 30, 2012 or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s change-in-control, employment, severance, retention and termination plans, policies, programs, agreements and arrangements set forth in Section 7.04(b) of the Company Disclosure Schedules, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with Applicable Law or with the consent of the applicable Company Employee; provided that, following April 30, 2012, Parent and the Surviving Corporation shall, in consultation with the Surviving Corporation’s then management, review the Surviving Corporation’s severance, retention and termination plans, policies, programs and arrangements in a manner consistent with which the Company reviewed such plans, policies, programs and arrangements prior to the Effective Time.

      (c)      With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by the Surviving Corporation or any of its Affiliates (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or its Affiliates; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

      (d)      The Surviving Corporation shall waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Affiliates in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time. The Surviving Corporation shall recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

      (e)      Without limiting the generality of Section 11.06, nothing in this Section 7.04 shall create any right in any Person, including any employees, former employees, any participant in any Employee Plan or any beneficiary thereof, nor create any right to continued employment with Parent, Company, the Surviving Corporation or any of their Affiliates.

      Section 7.05. Financing.  (a) Each of Parent and Merger Subsidiary shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitment Letters, and shall not enter into any Contract that contains Additional Financing Terms (other than an amendment or modification of the Financing Commitment Letters that is permitted by this Section 7.05), and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Commitment Letters if such amendment, modification or waiver (i) reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless (A) the Debt Financing or the Equity Financing is increased by a corresponding amount and (B) after giving effect to any of the transactions referred to in clause (A) above, the representation and warranty set forth in Section 5.08 shall be true) or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provision of the Financing Commitment Letters in a manner that would reasonably be expected to (A) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the date of the Closing or (B) adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against other parties to the Financing Commitment Letters (provided that, subject to compliance with the other provisions of this Section 7.05, Parent and Merger Subsidiary may amend the Debt Commitment Letters to add additional lenders, arrangers, bookrunners and agents). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.

      (b)      Each of Parent and Merger Subsidiary shall use its reasonable best efforts (i) to maintain in full force and effect the Financing Commitment Letters, (ii) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letters on the terms and conditions contained in the Debt Commitment Letters (or on terms no less favorable to Parent or Merger Subsidiary than the terms and conditions in the Debt Commitment Letters), (iii) to satisfy on a timely basis all conditions to funding in the Debt Commitment Letters and such definitive agreements thereto and in the Equity Commitment Letter and to consummate the Financing at or prior to the Closing, including using its reasonable best efforts (including, with respect to the Debt Financing sources, through litigation pursued in good faith) to cause the lenders and the other persons committing to fund the Financing to fund the Financing at the Closing, (iv) to enforce its rights (including, with respect to the Debt Financing sources, through litigation pursued in good faith) under the Financing Commitment Letters and (v) to comply with its obligations under the Financing Commitment Letters. Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies of the material definitive agreements for the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Subsidiary shall give the Company prompt notice (A) of any breach or default by any party to any of the Financing Commitment Letters or definitive agreements related to the Financing of which Parent or Merger Subsidiary becomes aware, (B) of the receipt of (x) any written notice or (y) other written communication, in each case from any Financing source with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitment Letters or definitive agreements related to the Financing of any provisions of the Financing Commitment Letters or definitive agreements related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Commitment Letters or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing and (C) if at any time for any reason Parent or Merger Subsidiary believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitment Letters or definitive agreements related to the Financing. As promptly as practicable, but in any event within two Business Days of the date the Company delivers to Parent or Merger Subsidiary a written request therefor, Parent and Merger Subsidiary shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. Upon the occurrence of any circumstance referred to in clause (A), (B) or (C) of the second preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to fund an amount sufficient to consummate the Merger upon the terms contemplated by this Agreement and pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement, Parent and Merger Subsidiary shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated hereby and to the extent possible with other terms and conditions not materially less favorable to Parent and Merger Subsidiary (or their Affiliates) than the terms and conditions set forth in the Debt Commitment Letters and in any event with terms and conditions that are reasonably likely to be satisfied to permit the closing of the Merger as contemplated by this Agreement, as promptly as practicable following the occurrence of such event. Parent shall deliver to the Company complete and correct copies of all commitment letters and material definitive agreements pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing. Parent and Merger Subsidiary acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.

ARTICLE 8
Covenants of Parent and the Company

      The parties hereto agree that:

      Section 8.01. Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (provided that the Company shall use reasonable best efforts to (A) prepare, prior to the Closing in reasonable consultation with Parent, drafts of any Connecticut Transfer Forms required by the transactions contemplated by this Agreement pursuant to the CTA and supporting documentation for each applicable facility, real property or business of the Company or its Subsidiaries and (B) provide to Parent at the Closing substantially complete versions of such forms and documentation; provided further that, prior to the Effective Time, the Company shall not file with the CEP any Connecticut Transfer Form or supporting documents thereto required under the CTA), (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, licenses, waivers and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary to consummate the transactions contemplated by this Agreement, (iii) defending or contesting any action, suit or proceeding challenging this Agreement or the transactions contemplated hereby and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby.

      (b)      In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (ii) each other appropriate filing required pursuant to any Foreign Antitrust Law, in each case with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any Foreign Antitrust Law. Each of Parent and the Company shall promptly take all other actions necessary to avoid or eliminate each and every impediment under any Foreign Antitrust Law to the consummation of the transactions contemplated hereby, cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as practicable, and obtain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary to consummate the transactions contemplated hereby.

      (c)      Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any Foreign Antitrust Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any material communication with, and any inquiries or requests for additional information from, any other Governmental Authority regarding the transactions contemplated hereby, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests and (iii) unless prohibited by Applicable Law or by the applicable Governmental Authority, and to the extent reasonably practicable, (A) not participate in or attend any meeting with any Governmental Authority in respect of the transactions contemplated hereby without the other party, (B) give the other party reasonable prior notice of any such meeting, (C) in the event one party is prohibited by Applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the transactions contemplated hereby, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement or the transactions contemplated hereby; provided, however, that any materials furnished by Parent or the Company to the other party pursuant to this Section 8.01(c) may be redacted (1) to remove references concerning the valuation of the Company or (2) as Parent or the Company, as applicable, determines in good faith is necessary to comply with contractual arrangements or other confidentiality obligations or Applicable Law or to address reasonable attorney-client or other privilege concerns.

      Section 8.02. Proxy Statement.  As promptly as practicable (but in no event later than ten Business Days after the date of this Agreement), the Company shall prepare and file the Proxy Statement in preliminary form with the SEC; provided that the Company shall provide Parent and its counsel a reasonable opportunity to review the Company’s proposed preliminary Proxy Statement in advance of filing and consider in good faith any comments reasonably proposed by Parent and its counsel. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval of this Agreement and the Merger. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable following clearance of the Proxy Statement by the SEC, and in any event within five Business Days after such clearance. Parent and Merger Subsidiary shall furnish to the Company all information concerning Parent and Merger Subsidiary as may be reasonably required by the Company in connection with the Proxy Statement. Each of the Company, Parent and Merger Subsidiary shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be filed with SEC and mailed to its stockholders, in each case as and to the extent required by Applicable Law. The Company shall (a) as promptly as practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any oral comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff, (b) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments and (c) consider in good faith any comments reasonably proposed by Parent and its counsel.

      Section 8.03. Public Announcements.  Subject to Section 6.03, and unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

      Section 8.04. Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

      Section 8.05. Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

      (a)      any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement if the failure to obtain such consent would reasonably be expected to have a Material Adverse Effect on the Company or Parent;

      (b)      any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

      (c)      any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement; and

      (d)      if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of that party set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.02 or Section 9.03 not to be satisfied;

      provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      Section 8.06. Section 16 Matters.  Prior to the Effective Time, the Company shall take all reasonable steps intended to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

      Section 8.07. Stock Exchange De-listing; 1934 Act Deregistration.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time.

      Section 8.08. Contingent Cash Consideration Agreement.  (a) Prior to the Effective Time, (i) the Company shall select a Paying Agent (as defined in the Contingent Cash Consideration Agreement) that is reasonably acceptable to Parent, (ii) the Company shall select in its sole discretion the initial Specified Committee Members (as defined in the Contingent Cash Consideration Agreement) and (iii) Parent shall select in its sole discretion the initial Company Committee Member (as defined in the Contingent Cash Consideration Agreement).

      (b)      Prior to the Effective Time, the Company shall determine in its sole discretion the compensation of each Specified Committee Member (as defined in the Contingent Cash Consideration Agreement) to be set forth in Exhibit A to the Contingent Cash Consideration Agreement.  The Company Committee Member (as defined in the Contingent Cash Consideration Agreement) shall receive no compensation.

      (c)      Immediately prior to the Effective Time, the Company shall enter into the Contingent Cash Consideration Agreement.  From and after the Effective Time, the Contingent Cash Consideration Agreement shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.  From and after the Effective Time, Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to comply with the terms of the Contingent Cash Consideration Agreement in all respects.

ARTICLE 9
Conditions to the Merger

      Section 9.01. Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

      (a)      the Company Stockholder Approval shall have been obtained in accordance with Connecticut Law;

      (b)      no Applicable Law shall be in effect that (i) makes illegal or otherwise prohibits consummation of the Merger or (ii) enjoins the Company, Parent or Merger Subsidiary from consummating the Merger;

      (c)      any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; and

      (d)      all actions or filings pursuant to the Foreign Antitrust Laws of Germany required to permit the consummation of the Merger shall have been taken, made or obtained.

      Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary.  The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

      (a)      (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time (excluding, for this purpose, Section 6.05(b)(i) and Section 6.07), (ii) (A) the representations and warranties of the Company contained in Section 4.10(a)(ii) shall be true in all respects as of the specified time set forth therein, (B) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.05, 4.24 and 4.26 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (C) the other representations and warranties of the Company contained in Article 4 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

      (b)      the Company shall have at least $5,000,000 of cash and cash equivalents on the date of the Closing; and

      (c)      there shall not have occurred any event, occurrence or development of a state of circumstances or facts which has had and continues to have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      Section 9.03. Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions: (a) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (b) (i) the representations and warranties of Parent contained in Sections 5.06, 5.07, 5.08, 5.09 and 5.10 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (ii) the other representations and warranties of Parent contained in Article 5 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (ii) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (c) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

ARTICLE 10
Termination

      Section 10.01. Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

      (a)      by mutual written agreement of the Company and Parent;

      (b)      by either the Company or Parent, if:

(i)         the Merger has not been consummated on or before November 10, 2011 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii)        any Applicable Law shall be in effect that (A) permanently makes illegal or otherwise prohibits consummation of the Merger or (B) permanently enjoins the Company, Parent or Merger Subsidiary from consummating the Merger, and such injunction shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement results in such Applicable Law; or

(iii)       at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

      (c)      by Parent, if:

(i)         an Adverse Recommendation Change shall have occurred, or at any time after receipt or public announcement of an Acquisition Proposal, the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation within 10 Business Days after receipt of any written request to do so from Parent; provided that Parent exercises the right to terminate this Agreement pursuant to this Section 10.01(c)(i) within ten Business Days of such failure;

(ii)        a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available to Parent if Parent’s breach of any provision of this Agreement would cause the conditions set forth in Section 9.03 not to be satisfied; or

(iii)       there shall have been an intentional and material breach on the part of the Company of Section 6.02 or Section 6.03 and such intentional and material breach shall remain uncured for a period of five Business Days; or

      (d)      by the Company:

(i)         subject to the Company complying with Section 6.03, in order to enter into a binding, written, definitive agreement providing for the consummation of the transactions contemplated by a Superior Proposal (the “Specified Definitive Agreement”) that has been duly executed and delivered by the other party thereto; provided that the Board of Directors of the Company has authorized the Company to enter into such Specified Definitive Agreement and the Company pays the Company Termination Fee payable pursuant to Section 11.04(b);

(ii)        if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.03 not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) shall not be available to the Company if the Company’s breach of any provision of this Agreement would cause the condition set forth in Section 9.02(a) not to be satisfied; or

(iii)       if (A) the conditions set forth in Sections 9.01 and 9.02 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, (B) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 9.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 9.03 and (C) the Merger shall not have been consummated within three Business Days after the delivery of such notice.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

      Section 10.02. Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that (a) the provisions of this Section 10.02 and Sections 6.05(b)(ii), 6.06(b), 11.01, 11.04, 11.07, 11.08, 11.09 and 11.13, the Confidentiality Agreement and the Limited Guaranty shall survive any termination hereof pursuant to Section 10.01 and (b) neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its intentional breach of any provision of this Agreement.

ARTICLE 11
Miscellaneous

      Section 11.01. Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

  if to Parent or Merger Subsidiary, to:

Vector Knife Holdings (Cayman), Ltd.
c/o Vector Capital Corporation
One Market Street
Steuart Tower, 23rd Floor
San Francisco, California 94105
Attention: Chief Operating Officer
Facsimile No.: (415) 293-5100

      with a copy to:

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, California 94025
Attention: Martin A. Wellington
Facsimile No.: (650) 752-5800

          if to the Company, to:

Gerber Scientific, Inc.
24 Industrial Park Road West
Tolland, Connecticut  06084
Attention: William V. Grickis, Jr., Esq.
Facsimile No.: (860) 870-2831

          with a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Attention: Philip A. Gelston, Esq.
     Thomas E. Dunn, Esq.
Facsimile No.: (212) 474-3700

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

      Section 11.02. Survival of Representations and Warranties.  The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided that this Section 11.02 shall not limit any covenant or agreement by the parties that by its terms contemplates performance after the Effective Time.

      Section 11.03. Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Connecticut Law without such approval having first been obtained.

      (b)      No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

      Section 11.04. Expenses.  (a) General.  Except as otherwise provided in Sections 6.05(b)(ii) and 6.06(b) and this Section 11.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

      (b)      Company Termination Fee.

(i)         If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay the Company Termination Fee to Parent in immediately available funds, in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii)        If (A) this Agreement is terminated by (1) Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii) or (2) Parent pursuant to Section 10.01(c)(ii) (but only if the failure to satisfy the condition specified therein results from an intentional breach by the Company of any of its representations, warranties, covenants or agreements contained herein) or Section 10.01(c)(iii), (B) after the date of this Agreement and prior to the earlier of (1) the date of such termination and (2) the date of the Company Stockholder Meeting, an Acquisition Proposal shall have been publicly announced or otherwise communicated to the Board of Directors of the Company or to the Company’s stockholders and (C) within 18 months following the date of such termination, (1) the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal, (2) a Third Party shall have formally commenced an Acquisition Proposal without the consent of the Company or (3) an Acquisition Proposal shall have been consummated, then the Company shall pay to Parent in immediately available funds, concurrently with the consummation of any Acquisition Proposal of the type described in clause (C), the Company Termination Fee; provided that for purposes of this Section 11.04(b)(ii), (I) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”, (II) clause (vi) in the definition of “Acquisition Proposal” shall be deemed to be deleted and (III) any offer, proposal, inquiry or indication of interest with respect to the Spandex signmaking and specialty graphics business conducted by the Company and its Subsidiaries shall be deemed to not be an Acquisition Proposal.  Notwithstanding the immediately preceding sentence, the Company Termination Fee shall not be payable pursuant to this Section 11.04(b)(ii) if (x) no Acquisition Proposal of the type described in clause (C) of the immediately preceding sentence shall have been consummated within 24 months following the date of such termination or (y) the Parent Termination Fee shall have been previously paid to the Company pursuant to Section 11.04(c).

(iii)       “Company Termination Fee” means $7,890,000; provided that if the Company terminates this Agreement pursuant to Section 10.01(d)(i) in order to enter into a definitive agreement concerning a Superior Proposal with an Excluded Party on terms no less favorable in the aggregate to the Company than the terms proposed by such Excluded Party as of the No-Shop Period Start Date (and provided to Parent by written notice pursuant to Section 6.03(b)) (such termination, an “Excluded Party Termination”), the Company Termination Fee means $5,350,000.

(iv)       In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

      (c)      Parent Termination Fee.

(i)         In the event that this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii) or Section 10.01(d)(iii), then Parent shall pay or cause to be paid to the Company in immediately available funds $16,910,000 (the “Parent Termination Fee”) within two Business Days after such termination.

(ii)        In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

      (d)      Reimbursement. Concurrently with payment of the Company Termination Fee (other than in the case of an Excluded Party Termination) pursuant to Section 11.04(b)(i) or 11.04(b)(ii), the Company shall reimburse Parent and its Affiliates (by wire transfer of immediately available funds) for 100% of their out-of-pocket fees and expenses (including fees and expenses of their counsel) up to $1,690,000 actually incurred by them in connection with this Agreement and the transactions contemplated hereby, including the arrangement of, obtaining the commitment to provide or obtaining any financing for such transactions (such fees and expenses, the “Parent Expenses”).

      (e)      Other Costs and Expenses. Each party acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails promptly to pay any amount due to Parent or the Company, as the case may be, pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by the other party in connection with a legal action to enforce this Agreement that results in a judgment against the paying party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

      (f)      Limitation of Liability. Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in Sections 6.05(b)(ii), 6.06(b), 11.04(e) and 11.13, (i) the Company’s right to receive payment of an amount equal to the Parent Termination Fee from Parent or the Guarantors pursuant to the Limited Guaranty in respect thereof shall be the sole and exclusive remedy of the Company and its Subsidiaries and stockholders against Parent, Merger Subsidiary, the Guarantors and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally or otherwise) or otherwise and (ii) upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, but subject to Parent’s rights set forth in Section 11.04(e) and 11.13, (A) Parent’s right to receive payment from the Company of an amount equal to the Company Termination Fee pursuant to Section 11.04(b) and, if applicable, the Parent Expenses pursuant to Section 11.04(d) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally or otherwise) or otherwise and (B) upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. For the avoidance of doubt, (1) under no circumstances will the Parent Related Parties be liable for monetary damages in excess of the amount of the Parent Termination Fee (and any amounts payable to the Company pursuant to Sections 6.05(b)(ii), 6.06(b) and 11.04(e)) whether to the Company or any other Company Related Party and (2) while the Company may pursue both a grant of specific performance in accordance with Section 11.13 and the payment of the Parent Termination Fee under Section 11.04(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and money damages, including all or any portion of the Parent Termination Fee.

      Section 11.05. Disclosure Schedule References.  The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants) of the Company that are contained in this Agreement if the relevance of such reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants) is reasonably apparent on its face.

      Section 11.06. Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns. Except as provided in Article 2 and Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

      (b)      No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment not permitted under this
Section 11.06(b) shall be null and void.

      Section 11.07. Governing Law.  This Agreement shall be governed by and construed in accordance with (a) the laws of the State of Connecticut with respect to matters, issues and questions relating to the duties of the Board of Directors of the Company or Merger Subsidiary or to general corporation law including requirements for the validity of the Merger and (b) the laws of the State of Delaware with respect to all other matters, issues and questions, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

      Section 11.08. Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

      Section 11.09. WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

      Section 11.10. Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

      Section 11.11. Entire Agreement; No Other Representations and Warranties.  (a) This Agreement, including the Company Disclosure Schedule, together with the Confidentiality Agreement, the Equity Commitment Letter and the Limited Guaranty, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

      (b)      Except for the representations and warranties contained in Article 4, each of Parent and Merger Subsidiary acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Subsidiary in connection with the transactions contemplated by this Agreement.  Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Subsidiary in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless, and then only to the extent that, any such information is expressly included in a representation or warranty contained in Article 4.

      (c)      Except for the representations and warranties contained in Article 5, the Company acknowledges that none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

      Section 11.12. Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

      Section 11.13. Specific Performance.  The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the immediately following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.08 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 11.04(i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Merger (but not the right of the Company to such injunctions, specific performance or other equitable remedies for obligations other than with respect to the Equity Financing) shall be subject to the requirements that (i) the conditions set forth in Sections 9.01 and 9.02 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied on the date the Closing should have been consummated pursuant to the terms of this Agreement but for the failure of the Equity Financing to be funded, (ii) the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 7.05) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party brings any suit, action or proceeding, in each case in accordance with Section 11.08, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the End Date shall automatically be extended by (A) the amount of time during which such suit, action or proceeding is pending, plus 20 Business Days or (B) such other time period established by the court presiding over such suit, action or proceeding, as the case may be.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

GERBER SCIENTIFIC, INC.

By:	/s/ William V. Grickis, Jr.
	Name:	William V. Grickis, Jr.
	Title:	Senior Vice President, Secretary & General Counsel

VECTOR KNIFE HOLDINGS (CAYMAN), LTD.

By:	/s/ Alex Slusky
	Name:	Alex Slusky
	Title:	Director

KNIFE MERGER SUB, INC.

By:	/s/ Alex Slusky
	Name:	Alex Slusky
	Title:	Executive Vice President

Annex I
Guarantors

Vector Capital IV International, L.P.
Able Business Limited

Annex II

Equity Financing Sources

Vector Capital IV International, L.P.
Able Business Limited

Exhibit A

Form of Contingent Consideration Agreement

CONTINGENT CASH CONSIDERATION AGREEMENT

dated as of [●], 2011

by and among

GERBER SCIENTIFIC, INC.,

[●],
[●],
[●] and
[●]
as
the initial Committee Members

and

[PAYING AGENT]
as
Paying Agent

TABLE OF CONTENTS

A-i

Annex I	Illustrative Example of Escrow Payouts

Exhibit A	Committee Member Compensation
Exhibit B	Permissible Parties

A-ii

INDEX OF DEFINED TERMS

Term	Section

Advisors	Section 3.02(c)
Agreement	Preamble
CCCP	Recitals
CCCP Payout Amount	Section 5.02(c)(i)
CCCP Register	Section 2.02(c)
CCCPs	Recitals
Claim Proceeds	Section 8.02(a)
Claims	Section 8.02(b)
Claims End Date	Section 5.01(b)
Code	Section 4.06(a)
Committee	Section 3.01
Committee Members	Section 3.01
Company	Preamble
Company Committee Member	Section 3.01
Company Stock	Recitals
Current CCCP Payout Amount	Section 5.02(c)(i)
Earnings	Section 8.02(c)
Earnings Account	Section 1.02(b)
Escrow Account	Recitals
Escrow Assets	Section 8.02(d)
Escrow Expenses	Section 8.02(e)
Escrow Payout	Section 8.02(f)
Final Notice	Section 5.01(b)
Final Payment Date	Section 5.01(b)
Fiscal Year	Section 8.02(g)
Holder	Section 2.02(a)
Holder Payout Amount	Section 5.02(c)(ii)
Interim Notice	Section 5.01(a)
Interim Payment Date	Section 5.01(a)
Knowledge Acquiring Person	Section 6.02(b)(ii)
Losses	Section 8.02(h)
Merger	Recitals
Merger Agreement	Recitals
Merger Subsidiary	Recitals
Negative Exercise Price	Section 5.02(c)(iii)
Non-Participating CCCP	Section 5.02(c)(iv)
Notice	Section 8.02(i)
Other Claim Expenses	Section 8.02(j)
Other Claims	Section 3.02(a)
Outside Counsel	Section 8.02(k)
Outside Counsel Contingent Fees	Section 8.02(l)

A-iii

Term	Section

Parent	Recitals
Participating CCCP	Section 5.02(c)(v)
Patent	Section 8.02(m)
Paying Agent	Section 7.01
Payment Date	Section 8.02(n)
Permissible Party	Section 8.02(o)
Permitted Claims	Section 3.02(a)
Permitted License	Section 8.02(p)
Permitted Transfer	Section 2.04
Post-Closing Claim Proceeds	Section 4.05(b)
Post-Closing Other Claim Proceeds	Section 4.05(b)
Post-Closing Permitted Claim Proceeds	Section 4.05(a)
Pre-Closing Expenses	Section 8.02(q)
Pre-Closing Recoveries Amount	Section 8.02(r)
Primary Claim	Section 8.02(s)
Pursuit	Section 3.02(a)
Recovery	Section 8.02(t)
Reimbursable Funding Amount	Section 8.02(u)
Reimbursable Funding Amount Cap	Section 8.02(v)
Retainer Letter	Section 8.02(w)
Specified Committee Members	Section 3.01
Surviving Person	Section 6.02(a)(ii)
Tax Deduction Amount	Section 8.02(x)
Transition Date	Section 8.02(y)

A-iv

CONTINGENT CASH CONSIDERATION AGREEMENT (this “Agreement”), dated as of [●], 2011, by and among Gerber Scientific, Inc., a Connecticut corporation (the “Company”), [●], [●], [●] and [●] as the initial Committee Members, and [Paying Agent], as Paying Agent.

W I T N E S S E T H:

WHEREAS Vector Knife Holdings (Cayman), Ltd., a Cayman company (“Parent”), Knife Merger Sub, Inc., a Connecticut corporation and wholly-owned subsidiary of Parent (“Merger Subsidiary”), and the Company, have entered into an Agreement and Plan of Merger, dated as of June 10, 2011 (as may be amended and restated from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Subsidiary will be merged (the “Merger”) with and into the Company at the Effective Time, with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Parent;

WHEREAS the consideration to be paid for each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Stock”) pursuant to the Merger Agreement includes a right to receive contingent cash consideration payments, subject to the terms and conditions set forth herein (each right, a “CCCP” and collectively, the “CCCPs”);

WHEREAS the Company and the Committee desire the Pursuit of the Claims to be managed, administered and controlled by the Committee and the Company in accordance with this Agreement; and

WHEREAS the Company and the Committee desire the Paying Agent to establish an escrow account (the “Escrow Account”) and make payments as directed by the Committee in accordance with this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein, the Company, the initial Committee Members and the Paying Agent hereby agree as follows:

ARTICLE I

ESCROW

SECTION 1.01. Escrow Account.  (a)  Simultaneously with the execution and delivery of this Agreement, the Paying Agent shall establish the Escrow Account to hold all funds accepted or held by the Paying Agent pursuant to this Agreement.  No funds shall be released from the Escrow Account, except in accordance with this Agreement.

(b) Simultaneously with the execution and delivery of this Agreement, the Company shall deliver, or cause to be delivered, to the Paying Agent for deposit into the Escrow Account, an amount in cash equal to the Reimbursable Funding Amount less an amount equal to the Pre-Closing Expenses.

(c) Simultaneously with the execution and delivery of this Agreement, the Company shall deliver, or cause to be delivered, an amount in cash equal to the Pre-Closing Recoveries Amount, if any, to the Paying Agent for deposit into the Escrow Account.

(d) Promptly upon (and in no event later than five Business Days after) receipt thereof, the Company shall deliver, or cause to be delivered, an amount in cash equal to each of the Recoveries to the Paying Agent for deposit into the Escrow Account.

SECTION 1.02. Investment; Earnings Account.  (a)  The Paying Agent shall invest the Escrow Assets as directed in writing by the Committee, solely in the following: (i) obligations issued by the United States of America or any agency or instrumentality thereof with a maturity of not more than 365 days and (ii) money market funds substantially all of whose funds are invested in the foregoing.

(b) All Earnings shall be paid into a sub-account of the Escrow Account (the “Earnings Account”) and the Paying Agent shall reinvest such Earnings in the same manner as the Escrow Assets are directed to be invested by the Committee pursuant to Section 1.02(a).

(c) If at any time the Committee deems it necessary that some or all of the investments constituting Escrow Assets or Earnings be redeemed or sold in order to raise cash proceeds necessary to comply with the provisions of this Agreement, the Committee shall direct the Paying Agent to effect such redemption or sale, in such manner and at such time as the Committee directs.

SECTION 1.03. Escrow Expenses.  The Paying Agent shall (a) disburse such portion of the Escrow Assets or Earnings as directed in writing by the Committee to pay Escrow Expenses and (b) maintain a record of such disbursements; provided that all Escrow Expenses shall be paid out of the Escrow Assets until such time as the Escrow Assets are exhausted before any Escrow Expenses shall be paid out of Earnings.

SECTION 1.04. Escrow Funding.  Following the initial funding of the Reimbursable Funding Amount pursuant to Section 1.01(b), the Committee may request that the Company deliver additional funds into the Escrow Assets, in such amounts as it shall request, subject to the following: (a) the Committee may not request additional funds unless the Escrow Assets are valued at less than $250,000 at the time of the Committee’s request, (b) the Committee may not request an amount of additional funds that would result in the Escrow Assets being valued at more than $500,000 immediately following delivery of such additional funds and (c) in no event shall the Company be required to provide additional funds after the Transition Date or to the extent that the aggregate additional funding pursuant to this Section 1.04, when taken together with the initial funding of the Reimbursable Funding Amount pursuant to Section 1.01(b), would exceed the Reimbursable Funding Amount Cap.  The Company shall promptly deliver, or cause to be delivered, the amounts requested under, and subject to the conditions of, this Section 1.04 to the Paying Agent in cash, and the Reimbursable Funding Amount shall be increased to reflect such additional funding.  For the avoidance of doubt, any amounts deducted from Recoveries pursuant to Section 4.05 shall not serve to increase the Reimbursable Funding Amount Cap.

SECTION 1.05. Tax Treatment of Escrow.  The Company shall be treated as the owner of the Escrow Account for tax purposes.

ARTICLE II

CCCPs

SECTION 2.01. No Certificates.  The CCCPs shall not be evidenced by a certificate or other instrument.

SECTION 2.02. Registration by the Paying Agent.  (a)  The Committee, the Company and the Paying Agent may deem and treat the registered holder (the “Holder”) of a CCCP as the absolute owner thereof for all purposes, and none of the Committee, the Company and the Paying Agent shall be affected by any notice to the contrary.

(b) The Company shall furnish or cause to be furnished to the Paying Agent in such form as the Company receives from its transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within five Business Days of the Effective Time.

(c) The Company shall cause to be kept at the Paying Agent’s principal office a register (the “CCCP Register”) in which the Paying Agent shall provide for the registration of the CCCPs.  The CCCPs shall be registered in the names and addresses of, and in the denomination as set forth in, the applicable letter of transmittal accompanying the shares of Company Stock surrendered by the holder thereof in connection with the Merger pursuant to the Merger Agreement.  A Holder may make a written request to the Paying Agent or the Company to change such Holder’s address of record on the CCCP Register.  The written request must be duly executed by the Holder.  Upon receipt of such written request by the Paying Agent or the Company, the Paying Agent shall promptly record the change of address on the CCCP Register.  The Paying Agent shall provide a copy of the CCCP Register to the Company upon request.

SECTION 2.03. Rights of CCCP Holder.  Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of being a Holder of a CCCP, the right to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter, or any rights of any kind or nature whatsoever as a stockholder of the Company, either at law or in equity.  The rights of a Holder are limited to those expressed in this Agreement.

SECTION 2.04.  Non-transferability.  The CCCPs and any interest therein (including beneficial ownership through a broker, dealer, custodian bank or other nominee) shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, directly or indirectly, other than through a Permitted Transfer and, in the case of a Permitted Transfer, only in accordance with Section 2.05.  Each Holder, by virtue of its acceptance of a CCCP, shall be deemed to have agreed to not sell, assign, transfer, pledge, encumber or in any other manner transfer or dispose of, in whole or in part, directly or indirectly, such CCCP or any interest therein other than through a Permitted Transfer in accordance with Section 2.05.  In addition, each Holder, by virtue of its acceptance of a CCCP, shall be deemed to have agreed to not facilitate or recognize any attempt by any beneficial owner of such CCCP, including any former street holder of Company Stock or any broker, dealer, custodian bank or other nominee of such a street holder to sell, assign, transfer, pledge, encumber or in any other manner transfer or dispose of, in whole or in part, directly or indirectly, an interest in such CCCP other than through a Permitted Transfer.  A “Permitted Transfer” shall mean (a) the transfer of a CCCP (or any interest therein) on death by will or intestacy; (b) transfer by instrument to an inter vivos or testamentary trust in which the CCCP (or any interest therein) is to be passed to beneficiaries upon the death of the trustee; (c) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (d) if the Holder (or beneficial owner of a CCCP) is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (e) a transfer made by operation of law (such as a merger).

SECTION 2.05.  Transfer of CCCPs.  (a)  Subject to the restrictions on transferability set forth in Section 2.04, the Paying Agent shall, from time to time, register the transfer of any outstanding CCCPs upon the CCCP Register, upon delivery to the Paying Agent of a written instrument or instruments of transfer and other requested documentation in a form satisfactory to the Company and the Paying Agent, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, such signature to be guaranteed by a participant in a recognized Signature Guarantee Medallion Program.  A request for a transfer of a CCCP shall be accompanied by such documentation establishing satisfaction of the conditions set forth in Section 2.04 as may be reasonably requested by the Company (including opinions of counsel, if appropriate).  Upon receipt of documentation reasonably satisfactory to the Company, the Company shall authorize the Paying Agent to permit the transfer of a CCCP.  The Paying Agent shall not permit the transfer of a CCCP until it is so authorized by the Company.  No transfer of a CCCP shall be valid until registered on the CCCP Register and any transfer not duly registered on the CCCP Register will be void ab initio.  All transfers of CCCPs registered on the CCCP Register shall be the valid obligations of the Company, representing the same rights to receive cash as the CCCPs transferred previously entitled the transferor to receive, and shall entitle the transferee to the same benefits and rights under this Agreement as those held by the transferor prior to such transfer.  The CCCP Register will show one position for Cede & Co (as nominee of DTC) which represents all the shares of Company Stock held by DTC on behalf of the street holders of the shares of Company Stock as of the Effective Time and the Paying Agent will have no responsibility whatsoever directly to the street holders with respect to Permitted Transfers.  With respect to any payments to be made under Article V below, the Paying Agent will accomplish the payment to the street holders by sending one lump payment to DTC, who will then be required to distribute the payments to brokers and stockholders as of the Effective Time.  The Paying Agent will have no responsibilities whatsoever with regards to distribution of payments to the street holders directly.

            (b) No service charge shall be made for any registration of transfer of CCCPs.  The Paying Agent shall have no duty or obligation to take any action under this Section which requires the payment by a Holder of a CCCP of applicable taxes or charges unless and until the Paying Agent is satisfied that all such taxes and charges have been paid.

ARTICLE III

CCCP COMMITTEE

SECTION 3.01. Establishment.  Each Holder, by virtue of its acceptance of a CCCP, shall be deemed to have consented and agreed to (i) the establishment of a CCCP Committee (the “Committee”), consisting of four members (“Committee Members”) and having the powers, authority and rights set forth in this Agreement and (ii) the appointment of [●], [●] and [●] as the initial Committee Members appointed by the Holders (the initial “Specified Committee Members”) and the appointment of [●] as the initial Committee Member appointed by the Company (the initial “Company Committee Member”).

SECTION 3.02. Authority.  (a)  Subject to Section 3.03, the Committee shall have full power and authority to prosecute, appeal, negotiate, resolve, settle, compromise or otherwise pursue any Claims, in whole or in part, on behalf and in the name of the Company, in accordance with the provisions of this Agreement, including by litigation in trial or appellate courts, arbitration, alternative dispute resolution, negotiation, settlement or compromise (collectively, the “Pursuit” of Claims), including such power and authority to (i) initiate any Claims (including determining the timing thereof and the strategy therefor) (A) against any of the Permissible Parties (any such Claims, “Permitted Claims”) and (B) otherwise with the unanimous approval of the Committee Members (including the Company Committee Member)(any such Claims, “Other Claims”), (ii) direct and supervise all matters involving litigation of any Claims (including trial strategy and planning and settlement strategy), (iii) appear before and conduct affairs with arbitrators, mediators and other such professionals on behalf and in the name of the Company necessary or appropriate to enable the Committee to Pursue any Claims, (iv) appear in court and file pleadings and execute any documents on behalf and in the name of the Company necessary or appropriate to enable the Committee to Pursue any Claims and (v) agree to the settlement or compromise of any Claim, including the grant of any Permitted License in connection therewith, subject to the consent right set forth in Section 4.04; provided that the Committee shall keep the Company Member reasonably informed of any material developments in, and consult with the Company Member prior to making any material decisions with respect to, the Pursuit of any Claims.

(b) The Committee shall have full power and authority to withdraw all or part of any Claims and terminate the Pursuit thereof.

(c) The Committee shall have full power and authority to retain advisors, including counsel, accountants, financial advisors, experts, consultants, investigators and other agents (collectively, “Advisors”), in connection with the Pursuit of Claims or the withdrawal or termination thereof and to advise the Committee Members with respect to the rights and obligations of the parties under this Agreement, including such power and authority to (i) direct and supervise all such Advisors (including Outside Counsel in all matters contemplated by the Retainer Letter) and (ii) determine the amount and method of compensation to be paid to such Advisors (including the settlement of any disputes regarding such compensation); provided that the Committee shall obtain the acknowledgment of each Advisor retained after the date hereof that the sole recourse for such Advisor’s fees and expenses shall be (A) first to the Escrow Assets until such time as the Escrow Assets are exhausted or finally distributed to the Holders pursuant to Article V and (B) then to the Earnings until the Earnings are exhausted.  The Company shall not pay any fees or expenses of any such Advisor (including Outside Counsel pursuant to the Retainer Letter) without the prior approval of the Committee.

(d) The Committee shall have full power and authority to direct the investment of the Escrow Assets and Earnings, subject to Section 1.02, and the payment of the Escrow Expenses and Escrow Payouts by the Paying Agent, including such power and authority to determine the timing and amount of any interim Escrow Payouts prior to the Claims End Date.  Without limiting the generality of the Committee’s authority, prior to the Claims End Date, the Committee may determine that all or a portion of any Recoveries should be retained in the Escrow Account to fund Pursuit of additional Claims rather than included in an interim Escrow Payout prior to the Claims End Date.

(e) The Committee shall have full power and authority to take such action as the Committee deems necessary or appropriate to enforce the obligations of the parties under this Agreement.  If a court of competent jurisdiction renders a final non-appealable judgment against the Company in respect of any suit brought by the Committee to enforce the obligations of the Company under this Agreement, then the Company agrees to pay all legal fees and expenses that the Committee may reasonably incur (which may include any reasonable contingency fees) as a result of any litigation commenced by the Committee regarding the validity or enforceability of, or liability under, any provision of this Agreement binding upon the Company.  Notwithstanding any other provision in this Agreement, legal fees and expenses paid by the Company pursuant to this Section 3.02(e) shall not be reimbursable to the Company.

SECTION 3.03. Other Claims.  At any time after the Committee elects to Pursue any Other Claim, the Company may elect, by written notice to the Committee, to control the Pursuit of such Other Claim, in which case the Company shall have the power and authority to Pursue such Other Claim as if it were the Committee under Sections 3.02(a), 3.02(b) and 3.02(c) (excluding the proviso of the first sentence and the second sentence thereof) and to hire Advisors of its choosing; provided that (a) the Committee shall have the power and authority to retain its own Advisors in respect of the Pursuit of such Other Claim and to pay any fees and expenses of such Advisors as Escrow Expenses, (b) the Company shall keep the Committee reasonably informed of any material developments in, and consult with the Committee prior to making any material decisions with respect to, the Pursuit of such Other Claim, (c) the Company shall not use Escrow Assets or Earnings to Pursue such Other Claim and (d) the Company shall not amend the Retainer Letter or any other arrangement with an Advisor in respect of any Claim, other than Other Claims it has elected to control.

SECTION 3.04. Actions.  The Committee may act only with the concurrence of a majority of the Committee Members; provided, however, that the Committee may, by resolution adopted by a majority of the Committee Members, designate a Chairman or other Committee Member to act as the administrative Committee Member and delegate to the Chairman or such other Committee Member such authority as the Committee may determine and provided further that any election to Pursue any Other Claim may be made only with the unanimous approval of the Committee Members.

SECTION 3.05. Compensation.  Each Committee Member is entitled to compensation for service as a Committee Member as set forth in Exhibit A.

SECTION 3.06. Replacement of Committee Members.  (a)  Any Specified Committee Member may be removed for cause only at any time upon the written election of the Holders of not less than a majority of the then outstanding CCCPs.  Any Company Committee Member may be removed at any time upon written notice by the Company.

(b) If any Specified Committee Member shall be removed, resign, die or become incapacitated or shall otherwise become unable or unwilling to act as a Committee Member hereunder, the two remaining Specified Committee Members shall appoint a successor, or, if there is only one remaining Specified Committee Member, such remaining Specified Committee Member shall appoint two successor Specified Committee Members, or, if there are no remaining Specified Committee Members, the Company shall appoint three successor Specified Committee Members at least one of whom is an attorney experienced in intellectual property litigation and none of whom are employees or Affiliates of the Company or any of its Affiliates.  If any Company Committee Member shall be removed, resign, die or become incapacitated or shall otherwise become unable or unwilling to act as a Committee Member hereunder, the Company shall appoint a successor Company Committee Member.  Every successor appointed under this Section 3.05(b) shall execute, acknowledge and deliver to the Company and the Paying Agent an instrument accepting such appointment and a joinder to this Agreement, and thereupon such successor shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as the Committee Member such successor is succeeding without further act or deed.

(c) Any Committee Member may also be a Holder or an officer, director, employee or Affiliate of a Holder and in such case will continue to have all the rights of a Holder to the same extent as if he or she were not a Committee Member.

SECTION 3.07. Liability; Indemnification.  (a)  Each Committee Member undertakes to perform only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against any Committee Member.  No Committee Member shall be liable, responsible or accountable in damages or otherwise for any Loss (including Losses that are costs and expenses of defense of claims, as incurred) incurred by reason of having been a Committee Member or resulting from administration of any Claims or the Escrow Account or any decision, action or failure to act, except to the extent that any such Loss shall have been finally determined by a court of competent jurisdiction to have been primarily caused by the bad faith or willful misconduct of such Committee Member.  Each Holder, by virtue of its acceptance of a CCCP, shall be deemed to have consented and agreed to release and forever discharge each Committee Member from and against any and all liabilities, responsibilities and claims for damages or otherwise for any Loss incurred by reason of having been a Committee Member or resulting from administration of any Claims or the Escrow Account or any decision, action or failure to act, except to the extent that any such Loss shall have been finally determined by a court of competent jurisdiction to have been primarily caused by the bad faith or willful misconduct of such Committee Member.

            (b)  The Company shall indemnify and hold harmless each Committee Member against any Loss incurred by reason of having been a Committee Member or resulting from administration of any Claims or the Escrow Account or any decision, action or failure to act, except to the extent that any such Loss shall have been finally determined by a court of competent jurisdiction to have been primarily caused by the bad faith or willful misconduct of such Committee Member.  The Company shall advance payments in connection with its indemnification obligations under this Section 3.07(b) upon request of any Committee Member; provided that such Committee Member shall have delivered to the Company a written undertaking to repay any amount advanced in the event it is subsequently determined in a final non-appealable judgment rendered by a court of competent jurisdiction that such Loss was primarily caused by the bad faith or willful misconduct of such Committee Member.  The rights of each Committee Member under this Section 3.07(b) are in addition to, and not in substitution for, any other rights to which such Committee Member may be entitled, whether pursuant to law, contract or otherwise.  These rights are intended to benefit, and shall be enforceable by, each Committee Member.  The obligations of the Company under this Section 3.07(b) shall not be terminated or modified in such a manner as to adversely affect the rights of any Committee Member without the consent of such Committee Member and shall survive the termination of this Agreement and the removal or resignation of any Committee Member.

          (c)  Notwithstanding Section 3.07(b), all Losses indemnified pursuant to Section 3.07(b) (including amounts advanced pursuant to the second sentence thereof) shall be deemed to be Escrow Expenses and shall be paid out (i) first from the Escrow Assets until such time as the Escrow Assets are exhausted or finally distributed to the Holders pursuant to Article V and (ii) then from the Earnings until the Earnings are exhausted, before the Company shall be obligated to make any payments pursuant to Section 3.07(b); provided that should any Claim Proceeds be received after the Company has made any payments pursuant to Section 3.07(b) due to exhaustion of the Escrow Assets and Earnings, the Company shall be entitled to reimbursement of an amount in cash equal to such payments from such Claim Proceeds.

ARTICLE IV
CERTAIN COVENANTS

SECTION 4.01. Cooperation.  (a)  The Company shall (i) provide the Committee and its Advisors with such access as the Committee reasonably deems necessary to Pursue the Claims, at normal business hours and upon reasonable notice, to the Company’s books and records (including electronic and archived documents and files) and the Company’s facilities and to current employees and Advisors of the Company, including in connection with testimony in litigation and factual investigation, and (ii) make its employees and Advisors available to provide assistance and expertise at such times and in such places, including in connection with depositions conducted outside the United States, as the Committee reasonably deems necessary to Pursue the Claims; provided that, in the case of each of clauses (i) and (ii), the Company only shall be required to provide such access and make its employees and Advisors available to the extent and in such manner as does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries.  The Company shall cooperate and render assistance in obtaining such access as the Committee reasonably deems necessary to Pursue the Claims to former employees and Advisors of the Company, including in connection with testimony in litigation and factual investigation, provided that the Company only shall be required to provide such cooperation and assistance to the extent and in such manner as does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries.  Reasonable out-of-pocket expenses incurred by current or former employees or Advisors of the Company (but in no event any compensation expenses of current employees of the Company) in connection with the Committee’s access to them shall be reimbursed as Escrow Expenses.

(b) The Company shall (i) maintain in place any litigation document retention policies that exist as of the Effective Time and (ii) implement and maintain new litigation document retention policies as the Committee reasonably deems necessary to Pursue the Claims; provided that in the case of implementing and maintaining any such new policies, they shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries.

SECTION 4.02. Powers-of-Attorney.  The Company shall execute and deliver to the Committee a power-of-attorney in form reasonably satisfactory to the Committee to enable the Committee to file pleadings and execute any documents on behalf of the Company necessary or appropriate to enable the Committee to prosecute the Primary Claim, and each Other Claim that is approved by the unanimous consent of the Committee, in the name of the Company and without further consent or action by the Company or its Affiliates.

SECTION 4.03.  Pursuit of Claims.  The Company and its Affiliates shall not take any action that is, or fail to take any action the absence of which is, reasonably expected to adversely affect any Claims or the Pursuit of any Claims.  The Company and its Affiliates shall not disclose any non-public information with respect to any Claims to any third parties except (i) to Advisors of the Company and its Affiliates who are advised of the confidential nature of such information and agree to abide by this Section 4.03 in respect of such non-public information, (ii) to the extent such disclosure is compelled by any governmental authority or applicable law or (iii) to the extent such information becomes part of the public domain without breach of this Section 4.03 by the Company or any of its Affiliates.

SECTION 4.04. Settlements.  (a)  No settlement or compromise of any Permitted Claim or any Other Claim Pursued by the Committee shall require any consent or action by the Company or its Affiliates, unless such settlement or compromise would result in (i) the payment of any amount in cash by the Company, (ii) the creation of a material ongoing obligation of the Company and its Affiliates or (iii) a materially adverse admission of fact regarding the Company and its Affiliates, other than the granting of a Permitted License.  If the consent of the Company shall be so required, such consent, including any release by the Company or its Affiliates as may be required by the other party to such settlement or compromise in connection with such settlement or compromise, shall not be unreasonably withheld, delayed or conditioned.

(b) The settlement or compromise of any Other Claim Pursued by the Company shall be subject to the consent of the Committee, such consent not to be unreasonably withheld, delayed or conditioned; provided that no such consent shall be required in connection with (i) any settlement or compromise of such Other Claim in connection with the settlement or compromise of any claim, cross-claim or counterclaim against the Company, or (ii) the withdrawal of all or part of such Other Claim and termination of the Pursuit thereof, in each case, not involving receipt of any consideration (other than such settlement or compromise) by the Company.

SECTION 4.05. Distributions of Claim Proceeds.  (a)  The Company shall be entitled to deduct from any Claim Proceeds received after the Effective Time in respect of Permitted Claims (any such Claim Proceeds, “Post-Closing Permitted Claim Proceeds”) the following amounts prior to depositing the balance of such Post-Closing Permitted Claim Proceeds into the Escrow Account:

 (i) first, an amount until the aggregate amount deducted pursuant to this clause (i) in respect of all Post-Closing Permitted Claim Proceeds received to date equals the aggregate Outside Counsel Contingent Fees paid to date in respect of all Post-Closing Claim Proceeds;

(ii) second, an amount until the aggregate amount deducted pursuant to this clause (ii) in respect of all Post-Closing Permitted Claim Proceeds received to date equals the Tax Deduction Amount in respect of all Post-Closing Permitted Claim Proceeds;

(iii) third, an amount until the aggregate amount deducted pursuant to this clause (iii) and clause (iii) of Section 4.05(b) equals the aggregate amount of reimbursement to which the Company is entitled to date pursuant to Section 3.07(c) and Section 7.02(f); and

(iv) fourth, an amount until the aggregate amount deducted pursuant to this clause (iv) equals the Reimbursable Funding Amount (including any increase in the amount thereof pursuant to Section 1.04).

(b) The Company shall be entitled to deduct from any Claim Proceeds received after the Effective Time in respect of Other Claims (any such Claim Proceeds, “Post-Closing Other Claim Proceeds” and together with Post-Closing Permitted Claim Proceeds, “Post-Closing Claim Proceeds”) the following amounts prior to depositing the balance of such Post-Closing Other Claim Proceeds into the Escrow Account:

(i) first, an amount until the aggregate amount deducted pursuant to this clause (i) in respect of all Post-Closing Other Claim Proceeds received to date equals the aggregate Outside Counsel Contingent Fees paid to date in respect of all Post-Closing Other Claim Proceeds;

(ii) second, an amount until the aggregate amount deducted pursuant to this clause (ii) in respect of all Post-Closing Other Claim Proceeds received to date equals the Tax Deduction Amount in respect of all Post-Closing Other Claim Proceeds;

(iii) third, an amount until the aggregate amount deducted pursuant to this clause (iii) and clause (iii) of Section 4.05(a) equals the aggregate amount of reimbursement to which the Company is entitled to date pursuant to Section 3.07(c) and Section 7.02(f);

(iv) fourth, an amount until the aggregate amount deducted pursuant to this clause (iv) in respect of all Post-Closing Other Claim Proceeds received to date equals the aggregate amount of Other Claim Expenses in respect of all Other Claims; and

(v) fifth, 50% of the excess of (A) the remaining balance of such Post-Closing Other Claim Proceeds over (B) any outstanding Escrow Expenses in respect of all Other Claims.

(c) The Company shall pay out of Claim Proceeds all Outside Counsel Contingent Fees due under the Retainer Letter; provided that the Committee (or the Company, in the case of any Other Claim Pursued by the Company) has approved each such payment.

SECTION 4.06. Information.  (a)  The Committee shall provide the Company with information to the extent reasonably requested in connection with reports, forms, notifications, applications, tax returns and other documents to be filed with the Internal Revenue Service or other applicable foreign, federal and state governmental agencies in order to comply with the Internal Revenue Code of 1986, as amended (the “Code”), or any state, local or foreign tax law.

(b) The Committee shall promptly notify the Company of any material change in the Pursuit of Claims.

(c) The Company shall promptly provide the Committee with any information reasonably requested by the Committee with respect to the amounts deducted from Claim Proceeds by the Company pursuant to Section 4.05 and the Company’s supporting documentation with respect to such deductions.

SECTION 4.07. Prohibition on Exclusive License.  Neither the Company nor the Committee on behalf of the Company shall grant to any Person an exclusive license with respect to the Patent.

ARTICLE V
PAYMENT PROCEDURES

SECTION 5.01. Payment Procedures.  (a)  At any time after any Recoveries have been deposited into the Escrow Account and prior to the Claims End Date (provided that at such time there are no accrued and unpaid Escrow Expenses), the Committee may direct the Paying Agent to make an interim Escrow Payout by delivering to the Paying Agent a notice (an “Interim Notice”) that (i) indicates the aggregate amount of such interim Escrow Payout and (ii) establishes a payment date (an “Interim Payment Date”) with respect to such Escrow Payout (which shall be no later than three Business Days after the issuance of such Interim Notice).

(b) No later than five Business Days after the date that the Committee finally determines that all Escrow Expenses have been paid and no Claims should continue to be Pursued (such date, the “Claims End Date”), the Committee shall direct the Paying Agent to make the final Escrow Payout by delivering to the Paying Agent a notice (the “Final Notice”) that (A) describes the final determination with respect to the Claims, (B) indicates the aggregate amount of the final Escrow Payout and (C) establishes the payment date (the “Final Payment Date”) with respect to the final Escrow Payout (which shall be no later than five Business Days after the issuance of such Final Notice).

(c) On the applicable Payment Date, the Paying Agent shall pay the Holder Payout Amount to each Holder by (i) check mailed to the address of such Holder as reflected on the CCCP Register as of the close of business on the last Business Day prior to such Payment Date or (ii) if such Holder is due a Holder Payout Amount in excess of $1,000,000 and has provided the Paying Agent with wire transfer instructions in writing, wire transfer of immediately available funds to the account specified in such instructions.  In addition, the Paying Agent shall mail with (or, in the case of payments made to Holders who have provided the Company with wire instructions, at the same time as) the payment a copy of the applicable Notice.

SECTION 5.02. Determination of Payout Amounts.  (a)  The Paying Agent shall determine with respect to each Escrow Payout the applicable Holder Payout Amount for each Holder pursuant to this Section 5.02.

(b) (i) Each Participating CCCP shall entitle the Holder thereof to an aggregate amount of CCCP Payout Amounts with respect to such Participating CCCP equal to the aggregate CCCP Payout Amounts in respect of each other Participating CCCP and (ii) each Non-Participating CCCP shall entitle the Holder thereof to an aggregate amount of CCCP Payout Amounts with respect to such Non-Participating CCCP equal to the excess, if any, of (A) the aggregate CCCP Payout Amounts in respect of a Participating CCCP over (B) the Negative Exercise Price for such Non-Participating CCCP.  Annex I sets forth an example of a series of Escrow Payouts calculated and allocated among Participating CCCPs and Non-Participating CCCPs in accordance with this Section 5.02(b).

(c) For purposes of the foregoing:

 (i) “CCCP Payout Amount” means for each CCCP and with respect to each Escrow Payout an amount of cash from such Escrow Payout (the “Current CCCP Payout Amount”) such that the aggregate CCCP Payout Amounts paid with respect to such CCCP after giving effect to the Current CCCP Payout Amount equals the aggregate amount determined for such CCCP pursuant to Section 5.02(b).

 (ii) “Holder Payout Amount” means, with respect to each Holder and each Escrow Payout, an amount in cash equal to the aggregate CCCP Payout Amounts to which such Holder is entitled under Section 5.02 from such Escrow Payout in respect of the CCCPs held by such Holder.

 (iii) “Negative Exercise Price” means, for each Non-Participating CCCP, the excess of (A) the Option Exercise Price of the Out-of-the-Money Company Stock Option which was converted into such Non-Participating CCCP pursuant to the Merger Agreement over (B) the Cash Consideration.

     (iv) “Non-Participating CCCP” means any CCCP received pursuant to the Merger Agreement as a result of holding an Out-of-the-Money Company Stock Option immediately prior to the Effective Time.

(v) “Participating CCCP” means any CCCP other than a Non-Participating CCCP.

SECTION 5.03. Withholding.  The Paying Agent shall deduct and withhold, or cause to be deducted or withheld, from any amount payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law.  To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company or the Holder in respect of which such deduction and withholding was made.

SECTION 5.04. Earnings Distribution.  On the Final Payment Date, the Paying Agent shall pay an amount in cash equal to the Earnings in the Earnings Account on the Final Payment Date to the Company by wire transfer of immediately available funds from the Earnings Account to an account specified by the Company.

SECTION 5.05. Unclaimed Cash.  Any Escrow Assets that remain undistributed to the Holders of CCCPs one year after the Final Payment Date shall be delivered to the Company, upon demand, and any Holders of CCCPs who have not theretofore received cash in exchange for such CCCPs shall thereafter look only to the Company for payment of their claim therefor.  Notwithstanding any other provisions of this Agreement, any Escrow Assets that remain unclaimed immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity shall, to the extent permitted by law, become the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

ARTICLE VI
AMENDMENTS; CONSOLIDATION

SECTION 6.01. Amendments.  (a)  Without the consent of any Holders, the Company and the Committee, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

     (i) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants and obligations of the Company herein; provided that such succession and assumption is in accordance with the terms of this Agreement;

     (ii) to evidence the succession of another Person as a successor Paying Agent and the assumption by any successor of the covenants and obligations of such Paying Agent herein; provided that such succession and assumption is in accordance with the terms of this Agreement;

     (iii) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company and the Committee shall consider to be for the protection of Holders; provided that in each case such addition shall not adversely affect the rights of any Committee Member or any Holder;

        (iv) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or to make any other provisions with respect to matters or questions arising under this Agreement; provided that in each case such cured, corrected, supplemented or other provision shall not adversely affect the rights of any Committee Member or any Holder; or

 (v) to make any modification to any terms of Section 3.02(a), 3.02(b), 3.02(c), 3.03, 4.01, 4.02, 4.03 or 4.04, in each case solely to the extent relating to the Other Claims.

(b) With the written consent of the Holders of not less than a majority of the then outstanding CCCPs, the Company and the Committee may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provision of this Agreement, if such addition, elimination or change is in any way adverse to the rights of the Holders.  It shall not be necessary for any written consent of Holders under this Section 6.01(b) to approve the particular form of any proposed amendment, but it shall be sufficient if such written consent shall approve the substance thereof.

(c) Promptly after the execution of any amendment pursuant to the provisions of this Section 6.01, the Company and the Committee shall deliver to the Paying Agent a notice thereof setting forth in general terms the substance of such amendment and the Paying Agent shall mail by first class mail, postage prepaid, such notice to the Holders at their addresses as they shall appear on the CCCP Register.

(d) Upon the execution of any amendment in accordance with this Section 6.01, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

(e) The Paying Agent shall be entitled to receive and shall be fully protected in relying upon an officers’ certificate and opinion of counsel as conclusive evidence that any such amendment or supplement is authorized or permitted hereunder, that it is not inconsistent herewith and that it will be valid and binding upon the Company and the Committee in accordance with its terms.

SECTION 6.02. Company May Consolidate, etc.  (a)  After the Effective Time, the Company shall not consolidate with or merge into any other Person or convey or transfer the Patent to any other Person, unless:

       (i) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer the Patent (the “Surviving Person”) shall, by a supplemental contingent consideration payment agreement or other acknowledgment (i) executed and delivered to the Committee or (ii) pursuant to a provision in an agreement between the Company and the Surviving Person to which the Committee is a third-party beneficiary, expressly assume the performance of every covenant and obligation under this Agreement, subject to the conditions herein, on the part of the Company to be performed or observed in the manner prescribed herein; and

     (ii) any conveyance or transfer of the Patent shall convey the Company’s full right, title and interest in the Patent including all Claims for past and present infringements.

(b) From the Effective Time until a final, non-appealable judgment has been rendered or a binding settlement has been reached in respect of the Permitted Claims, the Company shall not convey or transfer (other than pursuant to Section 6.02(a)) to any Person any portion of the business of the Company that possesses books and records relating to the Patent, or whose employees possess technical knowledge of the Patent, unless the Person that acquires by conveyance or transfer any such portion of the business of the Company (the “Knowledge Acquiring Person”) shall, by a supplemental contingent consideration payment agreement or other acknowledgment (i) executed and delivered to the Committee or (ii) pursuant to a provision in an agreement between the Company and the Knowledge Acquiring Person to which the Committee is a third-party beneficiary, expressly agree to perform the covenants and obligations under Section 4.01 (and Sections 3.02(e) and 6.02 in respect of Section 4.01), subject to the conditions herein, on the part of the Company to be performed or observed in the manner prescribed herein, with respect to such books and records and such employees.

(c) Upon any consolidation of or merger by the Company with or into any other Person in accordance with Section 6.02(a), the Surviving Person shall succeed to, be substituted for and assume all covenants and obligations of, and may exercise every right and power of, the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein, and thereafter the predecessor Person shall be relieved of all covenants and obligations under this Agreement and the CCCPs.

(d) Upon any conveyance or transfer of the Patent to any other Person in accordance with Section 6.02(a), the Surviving Person who is the resulting owner of the Patent shall succeed to, be substituted for and assume all covenants and obligations of, and may exercise every right and power of, the Company under this Agreement with the same effect as if such Surviving Person had been named as the Company herein; provided that the predecessor Person shall remain obligated with respect to all covenants and obligations under this Agreement and the CCCPs.

(e) Upon any conveyance or transfer (that is not a consolidation of or merger by the Company with or into, or a conveyance or transfer of the Patent to, any other Person) in accordance with Section 6.02(b) of any portion of the business of the Company that possesses books and records relating to the Patent, or whose employees possess technical knowledge of the Patent, the Knowledge Acquiring Person shall succeed to, be substituted for and assume all covenants and obligations of the Company under Section 4.01 (and Sections 3.02(e) and 6.02 in respect of Section 4.01) with respect to such books and records and such employees, with the same effect as if such Knowledge Acquiring Person had been named as the Company herein; provided that the predecessor Person shall remain obligated with respect to all covenants and obligations and, subject to Section 6.02(c) and Section 6.02(d), may exercise every right and power of the Company under this Agreement and the CCCPs.

(f) After the Effective Time, in the event that (i) the Company shall enter into any definitive agreement with respect to a consolidation or merger (whether by proxy, tender or exchange offer or otherwise) involving the Company and for which approval of stockholders of the Company is required, or of the conveyance or transfer of the Patent or any portion of the business of the Company that possesses books and records relating to the Patent, or whose employees possess technical knowledge of the Patent, or a tender offer or exchange offer for shares of its common stock; or (ii) the Company shall file (or have filed against it) for the voluntary or involuntary dissolution, liquidation or winding up of the Company, then the Company shall give to the Paying Agent and the Committee, at least 10 Business Days prior to the applicable record date for such transaction, or the date of the event in the case of events for which there is no record date, a written notice stating (A) the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is reasonably expected to become effective or consummated or (B) the initial expiration date set forth in any tender offer or exchange offer for shares of the Company’s common stock.

(g) The provisions of this Section 6.02 shall apply to successive transactions and shall apply jointly and severally to all Surviving Persons and Knowledge Acquiring Persons (to the extent they possess the Patent, relevant books and records or relevant employees) should any transaction result in multiple Surviving Persons or Knowledge Acquiring Persons.

ARTICLE VII
PAYING AGENT

SECTION 7.01. Appointment of Paying Agent.  The Company and the Committee hereby appoint [Paying Agent] as the paying agent (the “Paying Agent”) to act in accordance with the instructions set forth in this Agreement, and the Paying Agent hereby accepts such appointment.

SECTION 7.02. Certain Rights of the Paying Agent.  (a)  The Paying Agent may consult at any time with legal counsel satisfactory to it, and the Paying Agent shall incur no liability or responsibility to the Company or to the Committee in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel.

(b) Whenever in the performance of its duties under this Agreement the Paying Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company or the Committee prior to taking or suffering any action hereunder, such fact or matter (unless such evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by (i) the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, one of the Vice Presidents, the Treasurer or the Secretary of the Company, in the case of the Company, or (ii) a majority of the Committee Members, in the case of the Committee, and delivered to the Paying Agent; and such certificate shall be full authorization to the Paying Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Company agrees to pay the Paying Agent reasonable compensation for all services rendered by the Paying Agent in the performance of its duties under this Agreement, to reimburse the Paying Agent for all expenses, taxes (other than income taxes) and governmental charges and other charges of any kind and nature incurred by the Paying Agent (including reasonable fees and expenses of the Paying Agent’s counsel) in the performance of its duties under this Agreement and to indemnify the Paying Agent and save it harmless against any and all liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Paying Agent in the performance of its duties under this Agreement, except as a result of the Paying Agent’s gross negligence, bad faith or willful misconduct.  The obligations of the Company under this Section 7.02(c) shall survive the termination of this Agreement.

(d) The Paying Agent shall act hereunder solely as agent, and its duties shall be determined solely by the provisions hereof.  The Paying Agent shall not be liable for anything which it may do or refrain from doing in connection with this Agreement except for its own gross negligence, bad faith or willful misconduct.

(e) The Paying Agent will not incur any liability or responsibility to the Committee or the Company for any action taken in reliance on any notice, resolution, waiver, consent, order, certificate or other paper, document or instrument reasonably believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

(f) Notwithstanding Section 7.02(c), all Losses indemnified pursuant to Section 7.02(c) shall be deemed to be Escrow Expenses and shall be paid out (i) first from the Escrow Assets until such time as the Escrow Assets are exhausted or finally distributed to the Holders pursuant to Article V and (ii) then from the Earnings until the Earnings are exhausted, before the Company shall be obligated to make any payments pursuant to Section 7.02(c); provided that should any Claim Proceeds be received after the Company has made any payments pursuant to Section 7.02(c) due to exhaustion of the Escrow Assets and Earnings, the Company shall be entitled to reimbursement of an amount in cash equal to such payments from such Claim Proceeds.

SECTION 7.03. Designation; Removal; Successor Paying Agent.  The Paying Agent may resign at any time and be discharged from its duties under this Agreement by giving to the Company and the Committee 30 days’ notice in writing.  The Company and the Committee may remove the Paying Agent or any successor Paying Agent by giving to the Paying Agent or successor Paying Agent 30 days’ notice in writing.  If the Paying Agent shall resign or be removed or shall otherwise become incapable of acting, the Company and the Committee shall jointly appoint a successor to the Paying Agent.  If the Company and the Committee shall fail to make such appointment within a period of 30 days after such removal or after the Company and the Committee have been notified in writing of such resignation or incapacity by the resigning or incapacitated Paying Agent or by any Holder (whose name shall appear on the CCCP Register), then any Holder may apply to any court of competent jurisdiction for the appointment of a successor to the Paying Agent.  Any successor Paying Agent, whether appointed by the Company and the Committee or such a court, shall be a bank or trust company in good standing, incorporated under the laws of the United States of America or any State thereof or the District of Columbia and having at the time of its appointment as Paying Agent a combined capital and surplus of at least $10,000,000.  After appointment, the successor Paying Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Paying Agent without further act or deed; but the former Paying Agent shall deliver and transfer to the successor Paying Agent any property at the time held by it hereunder (including the Escrow Assets, Earnings, all records of Escrow Expense disbursements, the CCCP Register and all computer files and other information relating to the foregoing), and execute and deliver any further assurance, conveyance, act or deed necessary for such purpose.  In the event of such resignation or removal, the successor Paying Agent shall mail by first class mail, postage prepaid, to each Holder, written notice of such removal or resignation and the name and address of such successor Paying Agent.

SECTION 7.04. Information.  If there have been any Earnings during any Fiscal Year, the Paying Agent shall provide the Company, within fifteen days following the end of such Fiscal Year, with all necessary information to enable the Company to file its U.S. federal, state and local income tax returns with respect to such Earnings.

ARTICLE VIII
MISCELLANEOUS

SECTION 8.01. Termination.  This Agreement will terminate on the date that is one year after the Final Payment Date.

SECTION 8.02. Certain Definitions.  Terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.  In addition, for purposes of this Agreement:

(a) “Claim Proceeds” means all monetary amounts recovered or received in respect of Claims whether by judgment, settlement, compromise or otherwise.  Claim Proceeds shall also include all monetary amounts recovered or received contingent upon the outcome of Claims that are received pursuant to any agreements existing as of the date hereof between the Company and any of Mimaki Engineering Co. Ltd. and Seiko I Infotech, Inc.

(b) “Claims” means each and every claim asserted, or that may be asserted, by or on behalf of the Company or a Surviving Person with respect to the Patent against any Person.

(c) “Earnings” means all interest or income derived from the investment of Escrow Assets, including from the investment and reinvestment of any such interest or income earned on such amounts.

(d) “Escrow Assets” means (i) the Reimbursable Funding Amount, (ii) the Recoveries, (iii) any investments purchased with Escrow Assets, (iv) any assets otherwise deposited in the Escrow Account and (v) all proceeds of each of the foregoing, excluding (A) Earnings and (B) assets paid, distributed, expended or otherwise disposed of from time to time by the Committee for the payment of Escrow Expenses or Escrow Payouts.

(e) “Escrow Expenses” means all fees, costs, expenses, obligations and liabilities of every nature or description incurred, directly or indirectly, by the Committee or any Committee Member in connection with establishing, maintaining and administering the Escrow Account or in carrying out the Committee’s powers and duties under this Agreement or applicable law, including (i) all costs and expenses of Pursuing any Claims, including the fees and expenses of Advisors and witnesses (including expert witnesses), court costs and reasonable out-of-pocket expenses incurred by current or former employees or Advisors of the Company (but in no event any compensation expenses of current employees of the Company) in connection with the Committee’s access to them pursuant to Section 4.01(a), whether incurred on a contingent, time and materials or other basis, other than any contingent fees paid pursuant to the Retainer Letter, (ii) all compensation and reimbursements of the Paying Agent and Committee Members and (iii) all costs and expenses of indemnifying the Paying Agent or the Committee Members pursuant to this Agreement or otherwise prosecuting or defending any other litigation involving the Escrow Account, the Committee or this Agreement, other than any fees or expenses of enforcing this Agreement paid by the Company pursuant to Section 3.02(e).  Escrow Expenses shall not include any such expenses incurred by the Company, including in respect of its Pursuit of any Other Claim pursuant to Section 3.03.

(f) “Escrow Payout” means any distribution of any Escrow Assets by the Paying Agent to the Holders as directed by the Committee.

(g) “Fiscal Year” means the Company’s fiscal year ending on April 30, unless the Company has notified the Committee as to the applicability of a different fiscal year.

(h) “Losses” means, with respect to any Person, any and all demands, claims, suits, actions, causes of action, proceedings, assessments, losses (including losses of profit), damages, liabilities, taxes, costs and expenses incurred by such Person, including interest, penalties, fines, judgments, awards and fees of Advisors.

(i) “Notice” means an Interim Notice or the Final Notice, as applicable.

(j) “Other Claim Expenses” means all out-of-pocket costs and expenses of the Company (other than Escrow Expenses) resulting from the Company Pursuing any Other Claim, including the fees and expenses of Advisors and witnesses (including expert witnesses), court costs and other reasonable out-of-pocket expenses incurred by current or former employees or Advisors of the Company (but in no event any compensation expenses of current employees of the Company) in connection with the Company’s Pursuit of such Other Claim, and including any damage awards, settlement costs and other out-of-pocket costs of defending against and resolving any claims resulting from the Company Pursuing any Other Claim.

(k) “Outside Counsel” means Abelman Frayne & Schwab or any successor Advisor thereto.

(l) “Outside Counsel Contingent Fees” means, with respect to any Claim Proceeds, any contingent fees paid or payable by the Company with respect to such Claim Proceeds pursuant to the Retainer Letter and Section 4.05(b).

(m) “Patent” means U.S. Patent 5,537,135.

(n) “Payment Date” means an Interim Payment Date or the Final Payment Date, as applicable.

(o) “Permissible Party” means any Person set forth in Exhibit B.

(p) “Permitted License” means any license granted by the Committee on behalf of the Company in connection with a settlement or compromise of any Claims with respect to the Patent, containing terms and conditions (other than economic terms, including royalties or other compensation) which, when taken as a whole, are no less favorable to the Company than those contained in the Company’s licensing agreements existing as of the date hereof with respect to the Patent.

(q) “Pre-Closing Expenses” means all out-of-pocket costs and expenses incurred by the Company in Pursuing the Claims between the date of the Merger Agreement and the Effective Time, including the fees and expenses of Advisors and witnesses (including expert witnesses), court costs and reasonable out-of-pocket expenses incurred by current or former employees or Advisors of the Company (but in no event any compensation expenses of current employees of the Company), whether incurred on a contingent, time and materials or other basis, other than any contingent fees paid pursuant to the Retainer Letter.

(r) “Pre-Closing Recoveries Amount” means all Claim Proceeds recovered or received on or after the date of the Merger Agreement and prior to the Effective Time, net of (i) the product of (A) the maximum combined effective U.S. federal and (unless the beneficial owner of the Claim for tax purposes is not a U.S. corporation) state of Connecticut tax rate applicable to corporations then in effect and (B) the excess of (1) such Claim Proceeds over (2) any Escrow Expenses or Outside Counsel Contingent Fees that are deductible for U.S. federal income tax purposes by the Company and allocable to such Claim Proceeds and (ii) an amount equal to the Outside Counsel Contingent Fees paid prior to the Effective Time.

(s) “Primary Claim” means the Company’s lawsuit against Roland DG Corporation (or any of its Subsidiaries) with respect to the Patent.

(t) “Recovery” means the amount of any Post-Closing Claim Proceeds, net of any amounts deducted by the Company pursuant to Section 4.05.

(u) “Reimbursable Funding Amount” means an initial amount equal to the excess, if any, of (i) $500,000 over (ii) the Pre-Closing Recoveries Amount.  The Reimbursable Funding Amount shall be increased by the amount of any additional funds delivered by the Company pursuant to Section 1.04.

(v) “Reimbursable Funding Amount Cap” means the excess of (i) $2,000,000 or such lesser amount as shall have been communicated by written notice by the Company to Parent at least one calendar day prior to the Effective Time over (ii) the amount of all Pre-Closing Expenses.

(w) “Retainer Letter” means the Retainer Letter Agreement dated as of February 12, 2007, by and between the Company and Abelman, Frayne & Schwab.

(x) “Tax Deduction Amount” means, with respect to any Post-Closing Permitted Claim Proceeds or Post-Closing Other Claim Proceeds, as applicable, the product of (i) the maximum combined effective U.S. federal and (unless the beneficial owner of the Claim for tax purposes is not a U.S. corporation) state of Connecticut tax rate applicable to corporations then in effect and (ii) the excess of (A) such Claim Proceeds over (B) any Escrow Expenses, Outside Counsel Contingent Fees or Other Claim Expenses that are deductible for U.S. federal income tax purposes by the Company and, in each case, to the extent allocable to such Post-Closing Permitted Claim Proceeds or such Post-Closing Other Claim Proceeds, as the case may be (provided such Escrow Expenses, Outside Counsel Contingent Fees or Other Claim Expenses have not already been offset against other Claim Proceeds).

(y) “Transition Date” means the date of the deposit into the Escrow Account of aggregate Recoveries either (i) in excess of $1,000,000 or (ii) in respect of payment in full of (A) any damages awarded to the Company under a final non-appealable judgment rendered by a court of competent jurisdiction or (B) any settlement payments payable to the Company pursuant to a settlement, in the case of each of clauses (A) and (B), in respect of the Primary Claim, whichever shall occur first.

SECTION 8.03. Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to the Company:

[●]
Fax:  [●]
Attention:  [●]

with a copy to:

[●]
Fax:  [●]
Attention:  [●]

(b) If to the Committee or any Committee Member, to it, him or her:

[●]
Fax:  [●]
Attention:  [●]

(c) If to the Paying Agent:

[●]
Fax:  [●]
Attention:  [●]

SECTION 8.04. Interpretation.  The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any terms used in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The word “will” shall be construed to have the same meaning as the word “shall”.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “or” shall not be exclusive.  The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to [●], 2011.  Unless the context requires otherwise (a) any definition of or reference to any contract, instrument or other document or any law herein shall be construed as referring to such contract, instrument or other document or law as from time to time amended, supplemented or otherwise modified, (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (d) all references herein to Articles and Sections shall be construed to refer to Articles and Sections of this Agreement.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 8.05. Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.06. Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 8.07. Third-Party Beneficiaries.  This Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter of this Agreement and (b) is not intended to confer upon any Person other than the parties, the Holders and any successors to the Committee Members any rights or remedies.

SECTION 8.08. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

SECTION 8.09. Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties.  Any purported assignment without such consent shall be void.  Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.10. Jurisdiction.  Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of New York and to the jurisdiction of the United States District Court for the Southern District of New York, for the purpose of any proceeding arising out of or relating to this Agreement, and each of the parties hereby irrevocably agrees that all claims with respect to such proceeding may be heard and determined exclusively in any New York state or Federal court.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Supreme Court of the State of New York, any other court of the State of New York and any Federal court sitting in the State of New York in the event any proceeding arising out of or relating to this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) irrevocably consents to the service of process in any proceeding arising out of or relating to this Agreement, on behalf of itself or its property, by U.S. registered mail to such party’s respective address set forth in Section 8.03 (provided that nothing in this Section 8.10 shall affect the right of any party to serve legal process in any other manner permitted by law) and (d) agrees that it will not bring any proceeding arising out of or relating to this Agreement in any court other than the Supreme Court of the State of New York (or, if the Supreme Court of the State of New York shall be unavailable, any other court of the State of New York or any Federal court sitting in the State of New York).  The parties hereto agree that a final trial court judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

SECTION 8.11. Waiver of Jury Trial.  Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any proceeding arising out of or related to this Agreement.  Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 8.11.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

GERBER SCIENTIFIC, INC.

by:
Name:
Title :

[●], as an initial Committee Member

by:
Name:

[●], as an initial Committee Member

by:
Name:

[●], as an initial Committee Member

by:
Name:

[●], as an initial Committee Member

by:
Name:

[●], as Paying Agent

by:
Name :
Title:

Annex I

Illustrative Example of Escrow Payouts

Assumptions:
(a) Cash Consideration: $11
(b) Aggregate Escrow Payouts: $480
(c) Participating CCCPs: 100
(d) Non-Participating CCCPs
(i) five Non-Participating CCCPs converted from Out-of-the-Money Company Stock Options with an Option Exercise Price of $13.00 (each, an “A-NPCCCP”);
(ii) ten Non-Participating CCCPs converted from Out-of-the-Money Company Stock Options with an Option Exercise Price of $14.00 (each, a “B-NPCCCP”); and
(iii) five Non-Participating CCCPs converted from Out-of-the-Money Company Stock Options with an Option Exercise Price of $15.00 (each, a “C-NPCCCP”)

With respect to a series of Escrow Payouts totaling $480 in the aggregate, the payments to be made per CCCP would be determined according to the following waterfall:

1.	First, payments from the first $200 of Escrow Payouts are made only to Holders of Participating CCCPs until each Holder of a Participating CCCP receives $2 per Participating CCCP.

2.	Second, payments from the next $105 of Escrow Payouts are made only to Holders of Participating CCCPs and A-NPCCCPs until each such Holder receives $1 per Participating CCCP or A-NPCCCP.

3.
Third, payments from the next $115 of Escrow Payouts are made only to Holders of Participating CCCPs, A-NPCCCPs and B-NPCCCPs until each such Holder receives $1 per Participating CCCP, A-NPCCCP or B-NPCCCP.

4.
Fourth, payments from the remaining $60 of Escrow Payouts are made to all Holders of Participating CCCPs and Non-Participating CCCPs, resulting in payments to each Holder of $0.50 per Participating CCCP or Non-Participating CCCP.

The resulting aggregate payments to be made per CCCP are:

Each Participating CCCP:	$4.50
Each A-NPCCCP:	$2.50
Each B-NPCCCP:	$1.50
Each C-NPCCCP:	$0.5

Exhibit B

Form of Amended and Restated Certificate of Incorporation
of Surviving Corporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GERBER SCIENTIFIC, INC.

FIRST:   The name of the corporation is Gerber Scientific, Inc. (the “Corporation”).

SECOND:       The number of shares of stock that the Corporation is authorized to issue is one hundred (100), par value $0.01 per share, all of which shares are designated as common stock (the “Common Stock”).  The Common Stock shall have unlimited voting rights and shall be entitled to receive the net assets of the Corporation upon dissolution.

THIRD:   The street address of the Corporation’s registered office is c/o CT Corporation System, One Corporate Center, Floor 11, Hartford, CT 06103, and the name of its initial registered agent at such office is CT Corporation System.

FOURTH:        The purposes for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the Connecticut Business Corporation Act (the “CBCA”).

FIFTH:      The personal liability of any director to the Corporation or its shareholders for monetary damages for breach of duty as a director is hereby limited to the amount of the compensation received by the director for serving the Corporation during the year of the violation if such breach did not (a) involve a knowing and culpable violation of law by the director, (b) enable the director or an associate, as defined in subdivision (3) of Section 33-840 of the CBCA, to receive an improper personal economic gain, (c) show a lack of good faith and a conscious disregard for the duty of the director to the Corporation under circumstances in which the director was aware that his or her conduct or omission created an unjustifiable risk of serious injury to the Corporation, (d) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the Corporation, or (e) create liability under Section 33-757 of the CBCA. Any lawful repeal or modification of this provision by the shareholders and the Board of Directors of the Corporation shall not adversely affect any right or protection of a director existing at or prior to the time of such repeal or modification.

 SIXTH:    Indemnification.

1.           The Corporation shall indemnify its directors for liability, as defined in Section 33-770(5) of the CBCA, to any person for any action taken, or any failure to take any action, as a director, except liability that: (a) involved a knowing and culpable violation of law by the director; (b) enabled the director or an associate (as defined in Section 33-840 of the CBCA) to receive an improper personal gain; (c) showed a lack of good faith and conscious disregard for the duty of the director to the Corporation under circumstances in which the director was aware that the director's conduct or omission created an unjustifiable risk of serious injury to the Corporation; (d) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the Corporation; or (e) created liability under Section 33-757 of the CBCA. Notwithstanding anything in the preceding sentence to the contrary, the Corporation shall be required to indemnify a director in connection with a proceeding commenced by such director only if (i) the commencement of such proceeding by the director was authorized by the Board of Directors of the Corporation or (ii) such proceeding was brought to establish or enforce a right of indemnification under this Section or the By-Laws of the Corporation. This Article SIXTH shall not affect the indemnification or advance of expenses to a director for any liability stemming from acts or omissions occurring prior to the effective date of this Article SIXTH. Any lawful repeal or modification of this Article SIXTH or the adoption of any provision inconsistent herewith by the Board of Directors and the shareholders of the Corporation shall not, with respect to a person who is or was a director, adversely affect the indemnification or advance of expenses to such person for any liability stemming from acts or omissions occurring prior to the effective date of such repeal, modification or adoption of a provision inconsistent herewith.

2.           The Corporation shall not be obligated by Section 33-776(d) of the CBCA to indemnify, or advance expenses, to any current or former employee or agent of the Corporation who is not a director of the Corporation. However, the Corporation may, at the discretion of the Board of Directors, indemnify, or advance expenses to, any current or former employee or agent of the Corporation, who is not a director, to the fullest extent permitted by law.

ACCEPTANCE OF APPOINTMENT OF REGISTERED AGENT

The undersigned registered agent of the Corporation specified in Article THIRD above hereby consents to such appointment.

CT CORPORATION SYSTEM

By:
Name
Title